# TABLE OF CONTENTS

# Dear Shareholders



**Daniel L. Krieger** *Chairman*
**& Thomas H. Pohlman**
*President*

## FINANCIAL HIGHLIGHTS

Earnings for the year were $6,352,000 or $0.67 per share, compared to the $11,009,000 or $1.17 per share reported for 2007. The lower income was the result of $12,054,000 in impairment losses taken in our investment portfolios with an estimated after-tax reduction in income of $0.81 per share, or $7,594,000. These security losses resulted from the impairment of Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) preferred stock and several corporate bond issues including: Lehman Brothers, American International Group, Inc. (AIG) and Mortgage Guaranty Insurance Corporation (MGIC). The bright spot in this report is that our affiliate banks' core earnings, excluding investment gains and impairment losses, remain strong and were well above 2007 core earnings.

Net interest income of $29,112,000 was 21% higher than the $24,025,000 reported in 2007. The increase was the result of a drop in total interest expense of $7,135,000. The Company's annual net interest margin improved to 3.94%, an increase of 16% over the 3.39% reported in 2007.

Return on average assets (ROA) for 2008 and 2007 was 0.74% and 1.30%, respectively, while return on average equity (ROE) was 5.89% and 9.89%, respectively, for the same annual periods. The efficiency ratio for the year ended December 31, 2008, was 67.40% compared to 53.71% for the previous year.

The Company's overall cost of funds in 2008 was 2.47%, a 31% decrease from 2007. The reduction in cost of funds this year was the result of lower interest rates paid on core deposits and other borrowings, including Federal Home Loan Bank borrowings.

Deposits at year end 2008 were $664,795,000, 3.7% lower than the $690,119,000 recorded last year. The decrease was primarily due to a $28 million decline in higher cost time deposits, including public funds of $100,000 or more. To offset the decline in time deposits, lower cost Federal Home Loan Bank borrowings were utilized. Total assets of $858,141,000 were slightly less than the $861,591,000,000 reported on December 31, 2007.

Net loans declined 2.3% to $452,880,000 compared to $463,651,000 recorded a year ago. The allowance for loan losses at the end of 2008 totaled $6,779,000, compared to $5,781,000 on December 31, 2007. Net charge-offs for 2008, were $314,000, a decrease from the $658,000 for the previous year. As of December 31, 2008, impaired loans were $6,253,000, or 1.4% of gross loans, compared to $5,238,000, or 1.1% of gross loans at the end of 2007.

Other real estate owned increased from $2,846,000 at the end of 2007, to $13,334,000 as of December 31, 2008. The increase was primarily due to the foreclosure in the third quarter of improved commercial development land used as collateral for a $9 million line of credit. An independent appraisal confirms the fair market value and supports the carrying value of the other real estate owned.

The Company's stockholders' equity represented 12.1% of total assets at the end of the year, with all five of the Company's affiliate banks considered well-capitalized as defined by federal regulations. Total stockholder equity of $103,837,000 at the end of 2008 was 5.6% less than the $110,021,000 reported at the end of 2007. The lower capital number was the result of dividend payments to shareholders in excess of net income and changes in accumulated other comprehensive income in the Company's investment portfolio.

Ames National Corporation decided to not participate in the government's Troubled Assets Relief Program (TARP) which provides capital to banks and bank holding companies in exchange for preferred stock and warrants to purchase common stock. This decision was made based on our strong capital position and the realization that, by participating in this program, the Ames National Corporation dividend and capital management structure would be restricted. The Company believes it is clearly in the best interest of shareholders to continue focusing on a conservative capital management plan and avoid the use of government capital.

## COMPANY STOCK

Company stock, listed under the symbol ATLO, ranged in price from $20.58 to $26.98 during the fourth quarter of 2008 and closed the year at $26.54 compared to $19.50 on December 31, 2007. During the year, 2,220,064 shares were traded. Dividends paid to shareholders in 2008 totaled $1.11 per share, a 3.7% increase over the $1.07 per share paid in 2007.

## DIRECTORS AND OFFICERS

There were several changes in directors and officers at the Company's affiliate banks this year. Warren Madden, a Company director and vice president of Finance at Iowa State University, and David Benson, an attorney with the Nyemaster Law Firm in Ames, joined the First National Bank board of directors. Michael Bloom, senior vice president at United Bank & Trust, Marshalltown N.A., was elected to that Bank's board. At Randall-Story State Bank, Story City, Erin Varley, a Story City, Iowa businessman, joined the board of directors, and Richard Schreier was elected president. At Ames National Corporation, John Pierschbacher, CPA, joined the Company as controller. Pierschbacher brings over 25 years of auditing and accounting experience to his new position.

## THE ECONOMY

In 2008, the financial world was besieged with bad news. The stock market recorded its worst year since 1931 and its third worst year in more than a century with the Dow Jones Industrial Average plummeting 33.8%; the S&P 38.5%; and the NASDAQ Composite 40.5%. The Dow began 2008 at 13,265 before dropping to a low of 7,392 on November 21st and closed on December 31st at 8,776. Since then, the financial markets have been rocked by uncertainty driven by the huge losses originating from the sub-prime mortgage problem.

Although Ames National Corporation is not in the business of making sub-prime loans, the ripple effect of the financial deterioration of Fannie Mae, Freddie Mac and corporations involved in mortgage lending was significant. As a result, the Company's investment portfolio was negatively impacted as many investments relating directly or indirectly to the mortgage industry realized large losses.

The Federal Reserve lowered rates four times in 2007 and continued this trend in 2008 by reducing interest rates eight times. At year end, the fed funds rate was set in a narrow band of 0% to .25% which leaves very little room to manage the economy using interest rates. The 91-day Treasury bill, which yielded over 3.26% a year ago, ended the year at 0.11%. The reduction in rates in 2008 helped our affiliate banks increase their net interest margins which may translate into higher core earnings in 2009.

Iowa farmers experienced another good year as the demand for both corn and beans remains high for food and alternative fuels production. However, the record commodity prices softened late in the year and input costs continue to rise. This may present a new set of challenges for the agriculture sector in 2009.

We are especially appreciative of our shareholders' continued support during these difficult economic times and are confident we are positioned to meet the upcoming challenges. We look forward to visiting with many of you at the Annual Meeting on April 29th at Reiman Gardens in Ames, Iowa.

Sincerely,

DANIEL L. KRIEGER
Chairman

THOMAS H. POHLMAN
President

# Selected Financial Data

The following financial data of the Company for the five years ended December 31, 2004 through 2008 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

| | Year Ended December 31 (dollars in thousands, except per share amounts) | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| STATEMENT OF INCOME DATA | | | | | |
| Interest income | $45,514 | $47,562 | $44,296 | $41,306 | $37,354 |
| Interest expense | 16,402 | 23,537 | 21,306 | 15,933 | 10,564 |
| Net interest income | 29,112 | 24,025 | 22,990 | 25,373 | 26,790 |
| Provision (credit) for loan losses | 1,313 | (94) | (183) | 331 | 479 |
| Net interest income after provision (credit) loan losses | 27,799 | 24,119 | 23,173 | 25,042 | 26,311 |
| Noninterest income (loss) | (3,008) | 7,208 | 6,674 | 5,613 | 5,269 |
| Noninterest expense | 17,594 | 16,776 | 15,504 | 15,210 | 14,935 |
| Income before provision for income tax | 7,197 | 14,551 | 14,343 | 15,445 | 16,645 |
| Provision for income tax | 845 | 3,542 | 3,399 | 3,836 | 4,255 |
| Net Income | $6,352 | $11,009 | $10,944 | $11,609 | $12,390 |
| DIVIDENDS AND EARNINGS PER SHARE DATA | | | | | |
| Cash dividends declared | $10,564 | $10,183 | $9,801 | $9,417 | $7,590 |
| Cash dividends declared per share | $1.12 | $1.08 | $1.04 | $1.00 | $0.81 |
| Basic and diluted earnings per share | $0.67 | $1.17 | $1.16 | $1.23 | $1.32 |
| Weighted average shares outstanding | 9,431,393 | 9,427,503 | 9,422,402 | 9,415,599 | 9,405,705 |
| BALANCE SHEET DATA | | | | | |
| Total assets | $858,141 | $861,591 | $838,853 | $819,384 | $839,753 |
| Net loans | 452,880 | 463,651 | 429,123 | 440,318 | 411,639 |
| Deposits | 664,795 | 690,119 | 680,356 | 668,342 | 658,176 |
| Stockholders' equity | 103,837 | 110,021 | 112,923 | 109,227 | 110,924 |
| Equity to assets ratio | 12.10% | 12.77% | 13.46% | 13.33% | 13.21% |
| FIVE-YEAR FINANCIAL PERFORMANCE | | | | | |
| Net income | $6,352 | $11,009 | $10,944 | $11,609 | $12,390 |
| Average assets | 857,705 | 843,788 | 818,450 | 831,198 | 793,076 |
| Average stockholders' equity | 107,794 | 111,371 | 109,508 | 109,802 | 108,004 |
| Return on assets (net income divided by average assets) | 0.74% | 1.30% | 1.34% | 1.40% | 1.56% |
| Return on equity (net income divided by average equity) | 5.89% | 9.89% | 9.99% | 10.57% | 11.47% |
| Net interest margin (net interest income divided by average earning assets) | 3.94% | 3.39% | 3.29% | 3.56% | 3.97% |
| Efficiency ratio (noninterest expense divided by noninterest income plus net interest income) | 67.40% | 53.71% | 52.27% | 49.09% | 46.59% |
| Dividend payout ratio (dividends per share divided by net income per share) | 167.16% | 92.31% | 89.66% | 81.30% | 61.27% |
| Dividend yield (dividends per share divided by closing year-end market price) | 4.22% | 5.54% | 4.95% | 3.89% | 3.01% |
| Equity to assets ratio (average equity divided by average assets) | 12.57% | 13.20% | 13.38% | 13.21% | 13.62% |

# Five-Year Performance Record

| FIVE-YEAR PERFORMANCE RECORD | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Return on Average Assets | .74% | 1.30% | 1.34% | 1.40% | 1.56% |
| Return on Average Equity | 5.89% | 9.89% | 9.99% | 10.6% | 11.5% |
| Dividend Yield | 4.2% | 5.5% | 5.0% | 3.9% | 3.0% |
| Efficiency Ratio | 67.4% | 53.7% | 52.3% | 49.1% | 46.6% |

## FIVE-YEAR FINANCIAL HIGHLIGHTS


AVERAGE DEPOSITS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$639
$644
$666
$668
$663
2004
2005
2006
2007
2008


AVERAGE LOANS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$385
$436
$438
$454
$464
2004
2005
2006
2007
2008


AVERAGE TOTAL ASSETS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$793
$831
$818
$844
$858
2004
2005
2006
2007
2008


EARNINGS PER SHARE
DOLLARS
$1.40
$1.20
$1.00
$.80
$.60
$.40
$.20
$.00
$1.32
$1.23
$1.16
$1.17
$.67
2004
2005
2006
2007
2008


BOOK VALUE PER SHARE
DOLLARS
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$11.79
$11.60
$11.98
$11.67
$11.01
2004
2005
2006
2007
2008


DECLARED DIVIDENDS PER SHARE
DOLLARS
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.81
$1.00
$1.04
$1.08
$1.12
2004
2005
2006
2007
2008

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking affiliates consisting of two national banks and three state banks. All of the Company's operations are conducted in the state of Iowa and primarily within the central Iowa counties of Boone, Story, Polk and Marshall where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010. The Company's telephone number is (515) 232-6251 and website address is www.amesnational.com.

The Company was organized in 1975, to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa, ("First National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. First National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this Report collectively as the "Banks" and individually as a "Bank."

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks, online services and automated teller machine access. Four of the five Banks also offer financial management and trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resource administration, compliance management, marketing assistance, loan review and information systems support.

# Company Directors

**BACK ROW, LEFT TO RIGHT:**

**Robert L. Cramer** *Retired President & Chief Operating Officer, Fareway Stores, Inc. (grocery stores),* **James R. Larson, II** *President, Larson Development Corporation (real estate development),* **Douglas C. Gustafson** *Veterinarian, Boone Veterinary Hospital,* **Steven D. Forth** *Farmer,* **Charles D. Jons, MD** *Independent Medical Consultant,* **Larry A. Raymon** *Chief Executive Officer, Raymon Enterprises, Inc. (air distribution equipment),* **Frederick C. Samuelson** *President, James Michael & Associates, Inc. (retail variety)*

**FRONT ROW, LEFT TO RIGHT:**

**Warren R. Madden** *Vice President for Business & Finance, Iowa State University,* **Thomas H. Pohlman** *President of the Company,* **Daniel L. Krieger** *Chairman of the Company,* **Betty A. Baudler Horras** *President, Baudler Enterprises, Inc. (marketing),* **Marvin J. Walter** *President Dayton Road Development Corporation (real estate development)*





# Demonstrating Our Core Values

## *Excellence*

**STRIVING TO EXCEED EXPECTATIONS**

It's one thing to say you offer excellent service, but it's another thing to actively measure excellence and recognize outstanding service. Through various programs like mystery shopping efforts, our banks regularly gauge quality and consistency of service. Our service recognition programs like First Class Service and Service Beyond Tomorrow are strategies dedicated to enhancing the customer experience.

## *Community*

**DEDICATED TO SERVING OUR COMMUNITIES THROUGH LOCAL DECISION MAKING, COMMUNITY INVOLVEMENT AND ACTIVE BOARDS OF DIRECTORS**

Our affiliate banks are known for their commitment to serving the community. Employees are encouraged to get involved in projects that enhance the community. An example of this commitment is Lil' Cubs Bank, State Bank & Trust Co.'s school partnership developed to expand youth financial literacy. State Bank & Trust Co. was recently recognized with an award by the American Bankers' Association for their effort in "Improving Financial Literacy."


NEVADA

## *Leadership*

**CREATING AND DEVELOPING OPPORTUNITIES THAT BENEFIT OUR EMPLOYEES, CUSTOMERS, COMMUNITIES AND SHAREHOLDERS**

Ames National Corporation banks strive to be the lead banks in their communities. Through internal and external training programs dedicated to leadership skills development, employees are encouraged to continually build their skills. Employees are also empowered to assume leadership roles in the community through organizations such as: United Way, each banks' local Chamber of Commerce and Shoes that Fit.

# Stability

**MAINTAINING FINANCIAL STRENGTH AND A DEDICATED STAFF TO SUCCESSFULLY SERVE THE CURRENT AND FUTURE NEEDS OF OUR EMPLOYEES, CUSTOMERS, COMMUNITIES AND SHAREHOLDERS**

In this ever-changing economic environment, customers value the dependability they find at our affiliate banks, exemplified by the longevity of staff. Twenty-two employees within Ames National Corporation have over 20 years of experience each, allowing them to deliver knowledge and service that stands out from the competition.



# Trust

**ACTING IN THE BEST INTEREST OF OUR EMPLOYEES, CUSTOMERS AND SHAREHOLDERS**

Building an environment of trust takes years of doing what is in the best interest of the customers, employees and shareholders. Customers and employees must experience reliability and straightforwardness on a consistent basis to feel they can truly trust the organization. One area where our customers' level of trust is reflected is in our Financial Management & Trust Services departments. This trust is built through consistency of service and stability in people. Trust customers rely on our bankers to bring innovative, personalized solutions and peace of mind whether they're handling everyday financial details or long-term goals.

# Integrity

**DEMONSTRATING HIGH MORAL AND ETHICAL CONDUCT**

Integrity is an expectation we have of every person in our organization and is weaved through every decision we make, whether affecting customers, employees or shareholders. Providing home buying counseling to assure customers can afford the houses they're purchasing, educating customers on the dangers of overdrawing accounts and providing upfront pricing are just a few of the examples of the long-term strategies we employ in the best interest of our customers.





**BOARD OF DIRECTORS**
*Back Row, Left to Right:* **Robert L. Cramer, Richard D. Blomgren, Douglas C. Gustafson, DVM, Patrick J. McMullan**
*Front Row, Left to Right:* **Jeffrey K. Putzier, Daniel L. Krieger and William S. Zinnel**

# Boone Bank & Trust Co.

## ORGANIZED:

The Bank, formerly Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

## FINANCIAL HIGHLIGHTS:

As of December 31, 2008, Boone Bank had capital of $12,237,000 and 25 full-time equivalent employees. It had net income of $1,406,000 in 2008, $1,586,000 in 2007 and $1,636,000 in 2006. Total assets as of December 31, 2008, 2007 and 2006 were $101,882,000, $97,574,000 and $103,225,000, respectively.

## LOCATIONS:

**Main Office:**
716 8th Street, Boone
**Boone Branch Office:**
1326 S. Story Street, Boone

## CONTACT INFORMATION:

Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com



*During tough economic times, Boone Bank & Trust Co. is here for our customers. We have abundant capital and are the only bank in Boone to receive the 5-Star Safety Rating from the national bank rating system, Bauer Financial.*

***-Bill Zinnel, Senior Vice President***

B BOONE BANK & TRUST CO.

# First National Bank

**ORGANIZED:**

The Bank was organized in 1903 and became a wholly owned subsidiary of the Company in 1975 through a bank holding company organization whereby the then shareholders of First National exchanged all of their First National stock for stock in the Company.

**FINANCIAL HIGHLIGHTS:**

As of December 31, 2008, First National had capital of $37,847,000 and 96 full-time equivalent employees. First National had net income of $1,237,000 in 2008, $5,887,000 in 2007 and $5,938,000 in 2006. Total assets as of December 31, 2008, 2007 and 2006 were $445,212,000, $466,908,000 and $423,517,000, respectively.

**LOCATIONS:**

**Main Office:**
405 5th Street, Ames
**Cub Foods Office:**
3121 Grand Avenue, Ames
**University Office:**
2330 Lincoln Way, Ames
**North Grand Office:**
2406 Grand Avenue, Ames
**Ankeny Office:**
1205 North Ankeny Blvd., Ankeny

**CONTACT INFORMATION:**

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com



*With First National, it's easy to bank from home, but it's also reassuring to know that their knowledgeable professionals are readily available to answer any questions we may have.*

*~Sam & Jennifer Schill, Ames, IA*

1ST FIRST NATIONAL BANK
AMES • ANKENY

**BOARD OF DIRECTORS**
*Back Row, Left to Right:* **Warren R. Madden, Charles D. Jons, MD, David W. Benson, Terrill L. Wycoff, James R. Larson, II**
*Front Row, Left to Right:* **Scott T. Bauer, Marvin J. Walter, Daniel L. Krieger, Betty A. Baudler Horras, Thomas H. Pohlman**





**BOARD OF DIRECTORS**
*Back Row, Left to Right:* **Erin M. Varley, John P. Nelson, Steven D. Forth, Gary G. Vulgamott**
*Front Row, Left to Right:* **Harold E. Thompson, Elaine C. Tekippe, Richard J. Schreier**

# Randall-Story State Bank

**ORGANIZED:**

The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Randall-Story State Bank exchanged all of their stock for stock in the Company.

**FINANCIAL HIGHLIGHTS:**

As of December 31, 2008, Randall-Story Bank had capital of $8,242,000 and 12 full-time equivalent employees. It had net income of $831,000 in 2008, $969,000 in 2007 and $902,000 in 2006. Total assets as of December 31, 2008, 2007 and 2006 were $78,199,000, $72,762,000 and $73,777,000, respectively.

**LOCATION:**

606 Broad Street, Story City

**CONTACT INFORMATION**

Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.randallstory.com
Email: info@randallstory.com



*Several years ago, after a bank ownership and name change, we switched all our accounts to Randall-Story State Bank. They live up to the trust we have in them and they have taken care of all our financial needs. We've never looked back.*

*-Rod & Sue Bohner, Story City, Iowa*

RSB RANDALLSTORY STATE BANK

# State Bank & Trust Co.

**ORGANIZED:**

The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction whereby the then shareholders of State Bank exchanged all of their State Bank stock for stock in the Company.

**FINANCIAL HIGHLIGHTS:**

As of December 31, 2008, State Bank had capital of $12,205,000 and 25 full-time equivalent employees. It had net income of $1,738,000 in 2008, $1,352,000 in 2007 and $1,310,000 in 2006. Total assets as of December 31, 2008, 2007 and 2006 were $121,792,000, $107,585,000 and $114,266,000, respectively.

**LOCATIONS:**

**Main Office:**
1025 6th Street, Nevada
**McCallsburg Office:**
425 Main Street, McCallsburg
**Colo Office:**
405 Main Street, Colo

**CONTACT INFORMATION:**

Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com



*When Steve and I moved to Nevada, we chose State Bank because of the people. State Bank offers all of the services and products that we had come to expect from the large banks, but with a personal touch. It is truly a privilege to be part of State Bank and their commitment to the people of our community.*

***~Michelle Cassabaum, Nevada, Iowa***

STATE BANK & TRUST CO.

**BOARD OF DIRECTORS**

*Back Row, Left to Right:* **William D. Couser, James G. Frevert, Richard O. Parker, Fred C. Samuelson**
*Front Row, Left to Right:* **Curtis A. Hoff, Stephen C. McGill, Michelle R. Cassabaum, Thomas H. Pohlman**





**BOARD OF DIRECTORS**
*Back Row, Left to Right:* **John S. Wise, Thomas H. Pohlman, Michael W. Bloom, Larry A. Raymon**
*Front Row, Left to Right:* **Keith R. Brown, Kathy L. Baker, Kevin L. Swartz**

# United Bank & Trust

**ORGANIZED:**

The Bank was chartered as a national bank in June 2002.

**FINANCIAL HIGHLIGHTS:**

As of December 31, 2008, United Bank had capital of $8,800,000 and 22 full-time equivalent employees. United Bank had a loss of $87,000 in 2008, net income of $104,000 in 2007 and a net loss of $58,000 in 2006. Total assets as of December 31, 2008, 2007 and 2006 were $99,441,000, $106,736,000, $100,511,000, respectively.

**LOCATION:**

**Main Office:**
2101 S. Center Street, Marshalltown
**Courthouse Branch:**
29 S. Center Street, Marshalltown

**CONTACT INFORMATION:**

Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com



*I was happy to join the staff at United Bank & Trust this year because of their solid reputation in the community. Customers trust the employees at United Bank & Trust to help with their financial decisions, everything from opening a checking account to getting a loan.*

*~Cindy Smiley, Assistant VP*

UNITED BANK & TRUST

# Company Staff

**BACK ROW, LEFT TO RIGHT:**

**Kevin G. Deardorff** *Vice President & Technology Director,* **Colin T. Richey** *Information Technology Technician,* **Daniel L. Krieger** *Chairman,* **John P. Nelson** *Vice President & CFO,* **Thomas H. Pohlman** *President*

**MIDDLE ROW, LEFT TO RIGHT:**

**Timothy J. Lupardus** *Asst. Vice President & Information Systems Manager,* **Nicole J. Gebhart** *Vice President & Marketing Director,* **John L. Pierschbacher** *Controller,* **Lori J. Hill** *Asst. Corporate Secretary*

**FRONT ROW, LEFT TO RIGHT:**

**Tracy W. Laws** *Asst. Vice President & Auditor,* **Jennifer J. Thompson** *Asst. Vice President & Human Resources Director,* **Matthew R. Hackbart** *Information Systems Asst. Manager*



# Stock & Dividend Information

## MARKET PRICE & DIVIDEND INFORMATION

On February 27, 2009, the Company had approximately 545 shareholders and an estimated 876 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO." Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $16.04 on February 27, 2009.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2008 and 2007 of $10,564,000 and $10,183,000, respectively, or $1.12 per share in 2008 and $1.08 per share in 2007. In February 2009, the Company declared a cash dividend of $943,000 or $0.10 per share.

## MARKET PRICE AND DIVIDEND TWO-YEAR COMPARISON

| 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|
| | Market Price | | Cash Dividends | | Market Price | | Cash Dividends |
| Quarter | High | Low | Declared | Quarter | High | Low | Declared |
| 1st | $20.95 | $18.26 | $0.28 | 1st | $22.44 | $20.56 | $0.27 |
| 2nd | $22.94 | $15.12 | $0.28 | 2nd | $23.19 | $21.00 | $0.27 |
| 3rd | $42.11 | $15.60 | $0.28 | 3rd | $21.70 | $19.06 | $0.27 |
| 4th | $26.98 | $20.58 | $0.28 | 4th | $21.75 | $17.64 | $0.27 |

The decision to declare cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and footnote 11 of the Company's financial statements included herein.

## OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks, First National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks and managing its own bond and equity portfolio. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker dealer. The Company employs twelve individuals to assist with financial reporting, human resources, marketing, audit, compliance, technology systems and the coordination of management activities, in addition to 180 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision-making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through creating a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to improve profitability while enabling the Banks to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cash flow are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Company and the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; and (iv) occupancy expenses for maintaining the Banks' facilities. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported net income of $6,352,000 for the year ended December 31, 2008, compared to $11,009,000 and $10,944,000 reported for the years ended December 31, 2007 and 2006, respectively. This represents a decrease of 42.3% when comparing 2008 to 2007. Although net interest income improved 21% in 2008 over 2007, this increase was offset by lower non-interest income associated with the other-than-temporary impairment of investment securities recorded in 2008. The increase in net income in 2007 from 2006 of 0.6% was the result of higher net interest income of 4%, offset by higher non-interest expense associated with the opening of the Ankeny office of First National. Earnings per share for 2008 were $0.67 compared to $1.17 in 2007 and $1.16 in 2006. Four of the five Banks had profitable operations during 2008, with United Bank reporting a slight net loss.

The Company's return on average equity for 2008 was 5.89% compared to 9.89% and 9.99% in 2007 and 2006, respectively, and the return on average assets for 2008 was 0.74% compared to 1.30% in 2007 and 1.34% in 2006. The decrease in return on average equity and assets when comparing 2008 to 2007 was primarily a result of the other-than-temporary impairment on investment securities recorded in 2008. A higher level of average equity and average assets in 2007 compared to 2006 caused both the return on average equity and return on average assets to decline in 2007 compared to the previous year.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators
- Industry Results
- Critical Accounting Policy
- Income Statement Review
- Balance Sheet Review
- Asset Quality Review and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statements

## CHALLENGES

Management has identified certain events or circumstances involving uncertainties that may negatively impact the Company's financial condition and results of operations in the future and is attempting to position the Company to best respond to those challenges.

- On July 16, 2008, the Company's lead bank, First National, entered into an informal Memorandum of Understanding with the Office of the Comptroller of the Currency (the "OCC") regarding First National's commercial real estate loan portfolio, including specific actions to be taken with respect to commercial real estate risk management procedures, credit underwriting and administration, appraisal and evaluation processes, problem loan management, credit risk ratings recognition and loan review procedures. Since entering into the Memorandum, management has been actively pursuing the corrective actions required by the Memorandum in an effort to address the deficiencies noted in administration of its commercial real estate loan portfolio. In the event the OCC determines, through future examination of First National, that the specific actions required by the Memorandum have not been successfully implemented a more formal enforcement action may be initiated by the OCC.

- The Company and the Banks have invested in various corporate bonds issued by companies whose financial condition may further deteriorate, thus requiring additional impairment charges. Management believes that impairments in the investment portfolio at December 31, 2008, are temporary; however, it is reasonably possible that additional impairment charges may be necessary on investment securities in future periods if financial and economic conditions do not improve or deteriorate further.

- Banks have historically earned higher levels of net interest income by investing in longer term loans and securities at higher yields and paying lower deposit expense rates on shorter maturity deposits. However, the difference between the yields on short-term and long-term investments was very low for much of 2007 and 2008, making it more difficult to manage net interest margins. If the yield curve was to flatten or invert in 2009, the Company's net interest margin may compress and net interest income may be negatively impacted. Historically, management has been able to position the Company's assets and liabilities to earn a satisfactory net interest margin during periods when the yield curve is flat or inverted by appropriately managing credit spreads on loans and maintaining adequate liquidity to provide flexibility in an effort to hold down funding costs. Management would seek to follow a similar approach in dealing with this challenge in 2009.

- While interest rates declined in the latter part of 2008 and may continue to remain historically low during 2009, interest rates may eventually increase and may present a challenge to the Company. Increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense may increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, and investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.

- A substandard performance in the Company's equity portfolio could lead to a reduction in the historical level of realized security gains or potential impairments, thereby negatively impacting the Company's earnings. The Company invests capital that may be utilized for future expansion in a portfolio of primarily financial and utility stocks with an estimated fair market value of approximately $8 million as of December 31, 2008. The Company focuses on stocks that have historically paid dividends in an effort to lessen the negative effects of a bear market. However, this strategy did not prove successful in 2008 as problems in the residential mortgage industry caused a significant decline in the market value of the Company's financial stocks. Unrealized losses in the Company's equity portfolio totaled $1.0 million (at the holding company level on an unconsolidated basis) as of December 31, 2008, after recognizing realized gains of $3.2 million in the portfolio during the year. This compares to unrealized gains of $3.3 million (at the holding company level on an unconsolidated basis) as of December 31, 2007, after recognizing realized gains of $1.4 million during 2007. Due to economic conditions and uncertainty, the Company's financial stocks have continued to lose value during early 2009. Management believes that there are no other-than-temporary impairments in the Company's equity portfolio at December 31, 2008; however, it is reasonably possible that the Company may incur impairment losses in 2009.

- The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2008 and 2007 and contributed to the Company's increased level of non-performing loans and other real estate owned. During the year ended December 31, 2008, the Company foreclosed on two real estate properties (other real estate owned) totaling $10.5 million in the Des Moines market. Presently, the Company has $3.3 million in impaired loans with seven Des Moines development companies with specific reserves totaling $139,000. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

- Other real estate owned at December 31, 2008, amounted to $13.3 million. Management performs valuations to determine that these properties are carried at the lower of the new cost basis or fair value less cost to sell. It is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

- During 2009, management will be focusing its efforts, in part, on steps necessary to improve the Company's capital position given the ongoing negative developments in the national and local economies and the uncertainty of the timing and improvement of economic conditions. An increased level of capital will enable the Company to better accommodate any impairment losses in the investment portfolio that may be recorded during the year and any provision expenses related to the allowance for loan losses due to uncertainties with respect to the asset quality of the Company's commercial real estate loan portfolio. To this end, the Company announced on February 13, 2009, that the quarterly dividend to be paid on May 15, 2009, to shareholders of record as of May 1, 2009, will be reduced to $0.10 per share from the previous dividend of $0.28 per share declared in the fourth quarter of 2008. Management believes that maintaining an increased level of capital is prudent given the unstable economic conditions that are expected to continue during 2009.

- The effects of changes in laws and regulations pertaining to the Company and the Banks may impact the Company's profitability. The FDIC's assessment rates have not been finalized, but will be increasing significantly in 2009.

**KEY PERFORMANCE INDICATORS**

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 8,305 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | Company | Industry | Company | Industry | Company | Industry |
| Return on Assets | 0.74% | 0.12% | 1.30% | 0.81% | 1.34% | 1.28% |
| Return on Equity | 5.89% | 1.24% | 9.89% | 7.75% | 9.99% | 12.30% |
| Net Interest margin | 3.94% | 3.18% | 3.39% | 3.29% | 3.29% | 3.31% |
| Efficiency Ratio | 67.40% | 59.02% | 53.71% | 59.37% | 52.27% | 56.79% |
| Capital Ratio | 12.57% | 7.49% | 13.20% | 7.98% | 13.38% | 8.23% |

Key performance indicators include:

- Return on Assets

  This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. The Company's return on assets ratio is higher than that of the industry; however, this ratio has declined in 2008 as compared to 2007 and 2006 primarily as the result of the other-than-temporary impairment in 2008.

- Return on Equity

  This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is higher than the industry primarily as a result the Company's higher net interest margins and lower provision for loan losses offset by the other-than-temporary impairment in 2008.

- Net Interest Margin

  This ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin is higher than peer bank averages and has improved since 2006 primarily as a result of lower cost of funds on deposits and borrowings.

- Efficiency Ratio

  This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio is higher than the industry average and the Company's efficiency ratio in 2007 and 2006 primarily as a result of the other-than-temporary impairment in 2008.

- Capital Ratio

  The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

## INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2008:

**Industry Reports First Quarterly Loss Since 1990**

Expenses associated with rising loan losses and declining asset values overwhelmed revenues in the fourth quarter of 2008, producing a net loss of $26.2 billion at insured commercial banks and savings institutions. This is the first time since the fourth quarter of 1990 that the industry has posted an aggregate net loss for a quarter. The -0.77 percent quarterly return on assets (ROA) is the worst since the -1.10 percent in the second quarter of 1987. A year ago, the industry reported $575 million in profits and an ROA of 0.02 percent. High expenses for loan-loss provisions, sizable losses in trading accounts, and large write downs of goodwill and other assets all contributed to the industry's net loss. A few very large losses were reported during the quarter – four institutions accounted for half of the total industry loss – but earnings problems were widespread. Almost one out of every three institutions (32 percent) reported a net loss in the fourth quarter. Only 36 percent of institutions reported year-over-year increases in quarterly earnings, and only 34 percent reported higher quarterly ROAs.

**Provisions for Loan Losses are More than Double Year-Earlier Total**

Insured banks and thrifts set aside $69.3 billion in provisions for loan and lease losses during the fourth quarter, more than twice the $32.1 billion that they set aside in the fourth quarter of 2007. Loss provisions represented 50.2 percent of the industry's net operating revenue (net interest income plus total noninterest income), the highest proportion since the second quarter of 1987 when provisions absorbed 53.2 percent of net operating revenue. As in the fourth quarter of 2007, a few institutions reported unusually large trading losses, while others took substantial charges for impairment of goodwill. Trading activities produced a $9.2 billion net loss in the quarter, compared to a loss of $11.2 billion a year earlier. These are the only two quarters in the past 25 years in which trading revenues have been negative. Goodwill impairment charges and other intangible asset expenses rose to $15.8 billion, from $11.5 billion in the fourth quarter of 2007. Other negative earnings factors included a $6.0 billion (12.8 percent) year-over-year decline in noninterest income, and $8.1 billion in realized losses on securities and other assets in the quarter, more than twice the $3.7 billion in losses realized a year earlier. The reduction in noninterest income was driven by declines in servicing income (down $3.1 billion from a year earlier) and securitization income (down $2.6 billion, or 52.3 percent).

**Average Net Interest Margin at Community Banks Falls to 20-Year Low**

Net interest income totaled $97.0 billion in the fourth quarter, an increase of $4.5 billion (4.9 percent) from the fourth quarter of 2007. The average net interest margin (NIM) was 3.34 percent in the quarter, up slightly from 3.32 percent a year earlier but lower than the 3.37 percent average in the third quarter. The year-over-year margin improvement was confined mostly to larger institutions. More than half of all institutions (56 percent) reported lower NIMs. At institutions with less than $1 billion in assets, the average margin was 3.66 percent, compared to 3.85 percent a year earlier and 3.78 percent in the third quarter. This is the lowest quarterly NIM for this size group of institutions since the second quarter of 1988. At larger institutions, the average NIM improved from 3.24 percent a year earlier to 3.30 percent, slightly below the 3.32 percent average of the third quarter. When short-term interest rates are low and declining, it is more difficult for banks to reduce the rates they pay for deposits without causing deposit outflows. The cost of short-term nondeposit liabilities, in contrast, tends to follow movements in short-term interest rates more closely. Community banks fund more than two-thirds of their assets with domestic interest-bearing deposits, whereas larger institutions fund less than half of their assets with these deposits. As rates fell in the fourth quarter, average funding costs declined at larger institutions but remained unchanged at community banks.

**Full-Year Earnings Fall to Lowest Level in 18 Years**

Net income for all of 2008 was $16.1 billion, a decline of $83.9 billion (83.9 percent) from the $100 billion the industry earned in 2007. This is the lowest annual earnings total since 1990, when the industry earned $11.3 billion. The ROA for the year was 0.12 percent, the lowest since 1987, when the industry reported a net loss. Almost one in four institutions (23.4 percent) was unprofitable in 2008, and almost two out of every three institutions (62.5 percent) reported lower full-year earnings than in 2007. Loss provisions totaled $174.3 billion in 2008, an increase of $105.1 billion (151.9 percent) compared to 2007. Total noninterest income was $25.5 billion (10.9 percent) lower as a result of the industry's first-ever full-year trading loss ($1.8 billion), a $5.8 billion (27.4-percent) decline in securitization income, and a $6.8-billion negative swing in proceeds from sales of loans, foreclosed properties, and other assets. As low as the full-year earnings total was, it could easily have been worse. If the effect of failures and purchase accounting for mergers that occurred during the year is excluded from reported results, the industry would have posted a net loss in 2008. The magnitude of many year-over-year income and expense comparisons is muted by the impact of these structural changes and their accounting treatments.

**Quarterly Net Charge-Off Rate Matches Previous High**

Net loan and lease charge-offs totaled $37.9 billion in the fourth quarter, an increase of $21.6 billion (132.2 percent) from the fourth quarter of 2007. The annualized quarterly net charge-off rate was 1.91 percent, equaling the highest level in the 25 years that institutions have reported quarterly net charge-offs (the only other time the charge-off rate reached this level was in the fourth quarter of 1989). The year-over-year increase in quarterly net charge-offs was led by real estate construction and development loans (up $6.1 billion, or 448.1 percent), closed-end 1-4 family residential mortgage loans (up $4.6 billion, or 206.1 percent), commercial and industrial (C&I) loans (up $3.0 billion, or 97.3 percent), and credit cards (up $2.5 billion, or 60.1 percent). Charge-offs in all major loan categories increased from a year ago. Real estate loans accounted for almost two-thirds of the total increase in charge-offs (64.7 percent).

**Noncurrent Loans Register Sizable Increase in the Fourth Quarter**

The amount of loans and leases that were noncurrent rose sharply in the fourth quarter, increasing by $44.1 billion (23.7 percent). Noncurrent loans totaled $230.7 billion at year-end, up from $186.6 billion at the end of the third quarter. More than two-thirds of the increase during the quarter (69.3 percent) came from loans secured by real estate. Noncurrent closed-end 1-4 family residential mortgages increased by $18.5 billion (24.1 percent) during the quarter, while noncurrent C&I loans rose by $7.6 billion (43.0 percent).

Noncurrent home equity loans increased by $3.0 billion (39.0 percent) and noncurrent loans secured by nonfarm nonresidential real estate increased by $2.9 billion (20.2 percent). In the 12 months ended December 31, total noncurrent loans at insured institutions increased by $118.8 billion (107.2 percent). At the end of the year, the percentage of loans and leases that were noncurrent stood at 2.93 percent, the highest level since the end of 1992. Real estate construction loans had the highest noncurrent rate of any major loan category at year-end, at 8.51 percent, up from 7.30 percent at the end of the third quarter.

**Reserve Coverage Ratio Slips to 16-Year Low**

Total reserves increased by $16.5 billion (10.5 percent) in the fourth quarter. Insured institutions added $31.5 billion more in loss provisions to reserves than they took out in charge-offs, but the impact of purchase accounting from a few large mergers in the quarter limited the overall growth in industry reserves. The growth in reserves, coupled with a decline in industry loan balances, caused the industry's ratio of reserves to total loans to increase during the quarter from 1.96 percent to 2.20 percent, a 14-year high. However, the increase in reserves did not keep pace with the sharp rise in noncurrent loans, and the industry's ratio of reserves to noncurrent loans fell from 83.9 percent to 75.0 percent. This is the lowest level for the "coverage ratio" since the third quarter of 1992.

## CRITICAL ACCOUNTING POLICY

The discussion and other disclosures included within this Report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses, valuation of other real estate owned and the assessment of other-than-temporary impairment for certain financial instruments to be the Company's most critical accounting policies.

### Allowance for Loan Losses:

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs. Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

In December of 2006, the Office of the Comptroller of the Currency and other federal banking regulatory agencies issued in inter-agency policy statement to provide guidance to boards of directors and management concerning the process for reviewing and determining the allowance for loan losses and to ensure consistency of that process with generally accepted accounting principles. In response, the Company amended its Loan Policy in November of 2007 to implement the guidance contained in the policy statement. Under the amended Loan Policy, the judgments utilized by management in establishing specific reserves for problem credits have now become more influenced by the lack of payment performance and net collateral shortfalls in the event of collateral liquidation. Previously, the Loan Policy had focused more on general weaknesses that resulted in loans being adversely classified by federal banking regulatory agencies and establishing specific reserves in line with historic regulatory accepted levels, which typically lead to higher levels of specific reserves for such credits. As a result of implementing the guidance contained in the amended Loan Policy, specific reserves as of December 31, 2007, declined when compared to specific reserves as of December 31, 2006; however, the effect of the implementation on the overall allowance for loan losses was not significant. For further discussion concerning the allowance for loan losses and the process of establishing specific reserves, see the section of this Report entitled Asset Quality Review and Credit Risk Management – Analysis of the Allowance for Loan Losses.

### Other Real Estate Owned:

Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost basis or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

### Other-Than-Temporary Impairment of Investment Securities:

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of other-than-temporary impairment will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements

## INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

### Average Balances and Interest Rates

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets. Refer to the net interest income discussion following the tables for additional detail.

ASSETS

| | 2008 | | | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Revenue | Yield | Average balance | Revenue | Yield | Average balance | Revenue | Yield |
| *(dollars in thousands)* | | | | | | | | | |
| Interest-earning assets | | | | | | | | | |
| Loans (1) | | | | | | | | | |
| Commercial | $82,448 | $4,915 | 5.96% | $78,241 | $6,201 | 7.93% | $70,581 | $5,490 | 7.78% |
| Agricultural | 32,230 | 2,227 | 6.91% | 31,964 | 2,696 | 8.43% | 33,054 | 2,758 | 8.34% |
| Real estate | 324,863 | 20,754 | 6.39% | 321,225 | 21,209 | 6.60% | 306,991 | 19,655 | 6.40% |
| Consumer and other | 24,241 | 1,562 | 6.44% | 22,658 | 1,523 | 6.72% | 27,540 | 1,691 | 6.14% |
| Total loans (including fees) | $463,782 | $29,458 | 6.35% | $454,088 | $31,629 | 6.97% | $438,166 | $29,594 | 6.75% |
| Investment securities | | | | | | | | | |
| Taxable | $200,580 | $10,093 | 5.03% | $205,203 | $9,858 | 4.80% | $212,897 | $9,195 | 4.32% |
| Tax-exempt (2) | 136,464 | 8,614 | 6.31% | 137,109 | 8,930 | 6.51% | 123,427 | 7,913 | 6.41% |
| Total investment securities | $337,044 | $18,707 | 5.55% | $342,312 | $18,788 | 5.49% | $336,324 | $17,108 | 5.09% |
| Interest-bearing deposits with banks | $5,053 | $193 | 3.82% | $864 | $37 | 4.28% | $4,114 | $139 | 3.38% |
| Federal funds sold | 8,918 | 171 | 1.92% | 4,630 | 233 | 5.03% | 4,229 | 224 | 5.30% |
| Total interest-earning assets | $814,797 | $48,529 | 5.96% | $801,894 | $50,687 | 6.32% | $782,833 | $47,065 | 6.01% |
| Noninterest-earning assets | | | | | | | | | |
| Cash and due from banks | $19,581 | | | $18,086 | | | $17,056 | | |
| Premises and equipment, net | 13,007 | | | 13,618 | | | 11,005 | | |
| Other, less allowance for loan losses | 10,320 | | | 10,190 | | | 7,556 | | |
| Total noninterest-earning assets | $42,908 | | | $41,894 | | | $35,617 | | |
| TOTAL ASSETS | $857,705 | | | $843,788 | | | $818,450 | | |

(1) Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.
(2) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35%.

LIABILITIES AND STOCKHOLDERS' EQUITY

| (dollars in thousands) | 2008 Average balance | 2008 Revenue/ expense | 2008 Yield/ rate | 2007 Average balance | 2007 Revenue/ expense | 2007 Yield/ rate | 2006 Average balance | 2006 Revenue/ expense | 2006 Yield/ rate |
|---|---|---|---|---|---|---|---|---|---|
| Interest-bearing liabilities | | | | | | | | | |
| Deposits | | | | | | | | | |
| Savings, NOW accounts and money markets | $317,346 | $3,658 | 1.15% | $309,787 | $7,734 | 2.50% | $314,567 | $8,250 | 2.62% |
| Time deposits < $100,000 | 170,223 | 6,603 | 3.88% | 179,740 | 7,996 | 4.45% | 182,241 | 7,071 | 3.88% |
| Time deposits > $100,000 | 97,193 | 3,947 | 4.06% | 107,600 | 5,325 | 4.95% | 99,123 | 4,422 | 4.46% |
| Total deposits | $584,762 | $14,208 | 2.43% | $597,127 | $21,055 | 3.53% | $595,931 | $19,743 | 3.31% |
| Other borrowed funds | 78,764 | 2,194 | 2.79% | 57,047 | 2,482 | 4.35% | 36,388 | 1,563 | 4.30% |
| Total interest-bearing liabilities | $663,526 | $16,402 | 2.47% | $654,174 | $23,537 | 3.60% | $632,319 | $21,306 | 3.37% |
| Noninterest-bearing liabilities | | | | | | | | | |
| Demand deposits | 78,033 | | | 70,459 | | | 70,095 | | |
| Other liabilities | 8,352 | | | 7,784 | | | 6,528 | | |
| Stockholders' equity | 107,794 | | | 111,371 | | | 109,508 | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $857,705 | | | $843,788 | | | $818,450 | | |
| Net interest income | | $32,127 | 3.94% | | $27,150 | 3.39% | | $25,759 | 3.29% |
| Spread Analysis | | | | | | | | | |
| Interest income/average assets | | $48,529 | 5.66% | | $50,687 | 6.01% | | $47,065 | 5.75% |
| Interest expense/average assets | | 16,402 | 1.91% | | 23,537 | 2.79% | | 21,306 | 2.60% |
| Net interest income/average assets | | 32,127 | 3.75% | | 27,150 | 3.22% | | 25,759 | 3.15% |

## Rate and Volume Analysis

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, commercial loan interest income decreased $1,286,000 in 2008 compared to 2007. An increased volume of commercial loans added $320,000 in income in 2008 and lower interest rates decreased interest income in 2008 by $1,606,000.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

| | 2008 Compared to 2007 | | | 2007 Compared to 2006 | | |
|---|---|---|---|---|---|---|
| *(dollars in thousands)* | Volume | Rate | Total (1) | Volume | Rate | Total (1) |
| Interest income | | | | | | |
| Loans | | | | | | |
| Commercial | $320 | $(1,606) | $(1,286) | $604 | $107 | $711 |
| Agricultural | 22 | (491) | (469) | (92) | 30 | (62) |
| Real estate | 235 | (690) | (455) | 928 | 626 | 1,554 |
| Consumer and other | 103 | (64) | 39 | (318) | 150 | (168) |
| Total loans (including fees) | 680 | (2,851) | (2,171) | 1,122 | 913 | 2,035 |
| Investment securities | | | | | | |
| Taxable | (227) | 462 | 235 | (339) | 1,002 | 663 |
| Tax-exempt | (42) | (274) | (316) | 891 | 126 | 1,017 |
| Total investment securities | (269) | 188 | (81) | 552 | 1,128 | 1,680 |
| Interest-bearing deposits with banks | 160 | (4) | 156 | (154) | 53 | (101) |
| Federal funds sold | 136 | (198) | (62) | 21 | (13) | 8 |
| Total interest-earning assets | 707 | (2,865) | (2,158) | 1,541 | 2,081 | 3,622 |
| Interest-bearing liabilities | | | | | | |
| Deposits | | | | | | |
| Savings, NOW accounts and money markets | 185 | (4,261) | (4,076) | (156) | (360) | (516) |
| Time deposits < $100,000 | (408) | (985) | (1,393) | (98) | 1,023 | 925 |
| Time deposits > $100,000 | (482) | (896) | (1,378) | 395 | 508 | 903 |
| Total deposits | (705) | (6,142) | (6,847) | 141 | 1,171 | 1,312 |
| Other borrowed funds | 768 | (1,056) | (288) | 901 | 18 | 919 |
| Total Interest-bearing liabilities | 63 | (7,198) | (7,135) | 1,042 | 1,189 | 2,231 |
| Net interest income/earning assets | $644 | $4,333 | $4,977 | $499 | $892 | $1,391 |

(1) The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

## Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (which are primarily loans and investments) and interest paid on interest bearing liabilities (which are primarily deposits accounts and other borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2008, 2007 and 2006, the Company's net interest margin was 3.94%, 3.39% and 3.29%, respectively.

Net interest income during 2008, 2007 and 2006 totaled $29,112,000, $24,025,000 and $22,990,000, respectively, representing a 21% increase in 2008 compared to 2007 and a 5% increase in 2007 from 2006. Net interest income improved in 2008 as compared to 2007 as yields on deposits and other borrowings declined more than yields on loans and investment securities. Net interest income improved in 2007 compared to 2006 as the yields and volumes improved on loans and investments.

The high level of competition in the local markets will continue to put downward pressure on the net interest margin of the Company. Currently, the Company's largest market, Ames, Iowa, has ten banks, two thrifts, four credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

## Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company's provision for loan losses for the year ending December 31, 2008 was $1,313,000 compared to a credit for loan losses of $94,000 during the same period last year. Increases in the general factors used to calculate the provision for loan losses due to weakening economic conditions and a higher level of risk associated with construction and commercial real estate loan portfolios was the primary reason the provision for loan losses increased from 2007 to 2008. A reduction in the specific reserves for problem credits allowed a decrease in the required level of the allowance for loan losses calculated by the Banks for 2007 and 2006. Refer to the Asset Quality and Credit Risk Management discussion for additional details with regard to loan loss provision expense.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate. Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

## Noninterest Income and Expense

Total noninterest income is comprised primarily of fee-based revenues from trust and agency services, bank-related service charges on deposit activities, net securities gains generated primarily by the Company's equity holdings, other-than-temporary impairment of investment securities, merchant and ATM fees related to electronic processing of merchant and cash transactions and secondary market income.

Noninterest income (loss) during the years ended 2008, 2007 and 2006 totaled ($3,008,000), $7,208,000 and $6,674,000, respectively, representing a 142% decrease in 2008 from 2007 and an 8% increase in 2007 from 2006. Excluding the other-than-temporary impairment of investment securities and securities gains in 2008 and 2007, noninterest income decreased 3.7% in 2008 as compared to 2007. The lower non-interest income in 2008 as compared to 2007 related primarily to the other-than-temporary impairment of investment securities and lower trust department income, offset in part by higher realized gains on the sale of securities. Impairment for 2008 primarily related to charges of $8,451,000 related to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation preferred stock and $3,603,000 related to three corporate bonds. The higher non-interest income in 2007 compared to 2006 related to higher realized gains on the sale of securities and improved trust department income.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 60% of noninterest expenses in 2008.

Noninterest expense during the years ended 2008, 2007 and 2006 totaled $17,594,000, $16,776,000 and $15,504,000, respectively, representing a 5% increase in 2008 compared to an 8% increase in 2007. The primary reason for the increase in 2008 and 2007 was the opening of First National's Ankeny office in April of 2007. The percentage of noninterest expense to average assets was 2.05% in 2008, compared to 1.99% and 1.89% during 2007 and 2006, respectively.

## Provision for Income Taxes

The provision for income taxes for 2008, 2007 and 2006 was $845,000, $3,542,000 and $3,399,000, respectively. This amount represents an effective tax rate of 12% during 2008, compared to 24% and 24% for 2007 and 2006, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

## BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained the "Quantitative and Qualitative Disclosures about Market Risk" section of this report.

Total assets decreased to $858,141,000 in 2008 compared to $861,591,000 in 2007, a 0.4% decrease. The Company's loan portfolio decreased $10,771,000 and investment securities decreased $26,928,000, offset by an increase of $20,779,000 in the Company's federal funds sold and interest bearing deposits when comparing year end 2008 and 2007.

### Loan Portfolio

Net loans as of December 31, 2008, totaled $452,880,000, down from the $463,651,000 as of December 31, 2007, a decrease of 2%. The decrease in loan volume can be primarily attributed to the slowing economy creating less demand for commercial loans. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 80 and 148 basis points higher in 2008 and 2007, respectively, in comparison to the average tax-equivalent investment portfolio yields.

### Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2008.

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(dollars in thousands)* | | | | | |
| Real Estate | | | | | |
| Construction | $35,326 | $46,568 | $30,600 | $23,973 | $21,042 |
| 1-4 family residential | 95,988 | 104,762 | 103,620 | 102,043 | 97,612 |
| Commercial | 153,366 | 147,023 | 139,149 | 153,920 | 160,176 |
| Agricultural | 33,547 | 33,684 | 31,092 | 30,606 | 27,443 |
| Commercial | 76,653 | 78,616 | 73,760 | 71,430 | 57,189 |
| Agricultural | 40,324 | 36,133 | 33,434 | 32,216 | 30,713 |
| Consumer and other | 24,528 | 22,782 | 24,276 | 33,340 | 24,584 |
| Total loans | 459,732 | 469,568 | 435,931 | 447,528 | 418,759 |
| Deferred loan fees, net | 72 | 137 | 276 | 445 | 644 |
| Total loans net of deferred fees | $459,660 | $469,431 | $435,655 | $447,083 | $418,115 |

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2008, gross loans totaled approximately $460 million, which equals approximately 69% of total deposits and 54% of total assets. The Company's peer group (consisting of 412 bank holding companies with total assets of $500 to $1,000 million) loan to deposit ratio as of December 31, 2008, was a much higher 92%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2008, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loans to any one borrower are limited by applicable state and federal banking laws.

## Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2008

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

| (dollars in thousands) | Within one year | After one year but within five years | After five years | Total |
|---|---|---|---|---|
| Real Estate | | | | |
| Construction | $26,845 | $8,419 | $62 | $35,326 |
| 1-4 family residential | 30,328 | 55,574 | 10,086 | 95,988 |
| Commercial | 32,791 | 111,080 | 9,495 | 153,366 |
| Agricultural | 8,894 | 21,165 | 3,488 | 33,547 |
| Commercial | 36,971 | 38,784 | 898 | 76,653 |
| Agricultural | 25,366 | 14,415 | 543 | 40,324 |
| Consumer and other | 3,544 | 17,219 | 3,765 | 24,528 |
| Total loans | $164,739 | $266,656 | $28,337 | $459,732 |

| | After one year but within five years | After five years |
|---|---|---|
| Loan maturities after one year with: | | |
| Fixed rates | $178,995 | $23,726 |
| Variable rates | 87,661 | 4,611 |
| | $266,656 | $28,337 |

## Loans Held for Sale

Mortgage origination funding awaiting delivery to the secondary market totaled $1,152,000 and $345,000 as of December 31, 2008 and 2007, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

## Investment Portfolio

Total investments as of December 31, 2008 were $313,014,000, a decrease of $27 million or 8% from the prior year end. As of December 31, 2008 and 2007, the investment portfolio comprised 36% and 39% of total assets, respectively.

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2008, 2007 and 2006, respectively. This portfolio provides the Company with a significant amount of liquidity.

| *(dollars in thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. treasury securities | $546 | $524 | $509 |
| U.S. government agencies | 49,695 | 95,597 | 123,192 |
| U.S. government mortgage-backed securities | 67,516 | 26,877 | 16,553 |
| State and political subdivisions | 128,741 | 133,283 | 119,908 |
| Corporate bonds | 55,237 | 64,953 | 60,624 |
| Equity securities | 11,279 | 18,708 | 33,786 |
| Total | $313,014 | $339,942 | $354,572 |

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. Corporate bond investments with a fair value of $708,000 with three issuers are considered other-than-temporarily impaired at December 31, 2008. During the year ended December 31, 2008, the Company recognized an 'other-than-temporary' impairment charge of approximately $3,603,000 on these securities. There are no other corporate bonds that the Company would consider to be other-than-temporarily impaired as of December 31, 2008.

The equity securities portfolio consisted primarily of financial and utility stocks as of December 31, 2008, 2007, and 2006. The investment in the equity securities portfolio also includes various issues of Federal National Mortgage Association preferred stock and various issues of Federal Home Loan Mortgage Corporation preferred stock with a fair value of $78,000 at December 31, 2008, which has been classified as other-than-temporarily impaired. During the year ended December 31, 2008, the Company recognized an 'other-than-temporary' impairment charge of approximately $8,451,000 on these securities. Management believes that there are no other other-than-temporary impairments in the equity securities portfolio at December 31, 2008; however, it is reasonably possible that the Company may incur impairment losses in 2009.

As of December 31, 2008, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity.

## Investment Maturities as of December 31, 2008

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without prepayment penalties.

| | Within one year | After one year but within five years | After five years but within 10 years | After 10 years | Total |
|---|---|---|---|---|---|
| *(dollars in thousands)* | | | | | |
| U.S. treasury securities | $ - | $546 | $ - | $ - | $546 |
| U.S. government agencies | 9,399 | 20,792 | 16,091 | 3,413 | 49,695 |
| U.S. government mortgage-backed securities | 1,129 | 39,687 | 24,715 | 1,985 | 67,516 |
| States and political subdivisions | 9,821 | 58,161 | 46,264 | 14,495 | 128,741 |
| Corporate bonds | 8,927 | 21,932 | 24,328 | 50 | 55,237 |
| Total | $29,276 | $141,118 | $111,398 | $19,943 | $301,735 |
| Weighted average yield | | | | | |
| U.S. treasury | -% | 5.20% | -% | -% | 5.20% |
| U.S. government agencies | 4.25% | 4.58% | 4.93% | 5.05% | 4.66% |
| U.S. government mortgage-backed securities | 3.86% | 4.58% | 5.20% | 5.26% | 4.81% |
| States and political subdivisions* | 5.83% | 5.75% | 6.41% | 6.27% | 6.05% |
| Corporate bonds | 5.99% | 4.78% | 5.81% | -% | 5.41% |
| Total | 5.30% | 5.10% | 5.80% | 5.97% | 5.43% |

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

## Deposits

Total deposits equaled $664,795,000 and $690,119,000 as of December 31, 2008 and 2007, respectively. The decrease of $25,324,000 can be attributed primarily to a decline in public funds and certificates of deposit greater than $100,000, offset by increases in core deposits. The deposit category seeing the largest balance decreases were certificates of deposit accounts.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 66% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company had $694,000 of brokered deposits as of December 31, 2008, and $2,558,000 as of December 31, 2007.

## Average Deposits by Type

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2008, 2007 and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Amount | Rate | Amount | Rate | Amount | Rate |
| *(dollars in thousands)* | | | | | | |
| Noninterest bearing demand deposits | $78,033 | -% | $70,459 | -% | $70,095 | -% |
| Interest-bearing demand deposits | 155,689 | 0.96% | 152,898 | 2.29% | 153,619 | 2.44% |
| Money market deposits | 134,295 | 1.53% | 130,548 | 3.06% | 134,078 | 3.16% |
| Savings deposits | 27,362 | 0.40% | 26,341 | 0.86% | 26,870 | 0.99% |
| Time certificates < $100,000 | 170,223 | 3.88% | 179,740 | 4.45% | 182,241 | 3.88% |
| Time certificates > $100,000 | 97,193 | 4.06% | 107,600 | 4.95% | 99,123 | 4.46% |
| Total | $662,795 | | $667,586 | | $666,026 | |

## Deposit Maturity

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2008, 2007 and 2006.

| (dollars in thousands) | 2008 | 2007 | 2006 |
|---|---|---|---|
| 3 months or less | $18,808 | $31,926 | $33,393 |
| Over 3 through 12 months | 38,589 | 50,646 | 45,898 |
| Over 12 through 36 months | 20,987 | 23,723 | 20,047 |
| Over 36 months | 2,995 | 2,894 | 2,893 |
| Total | $81,379 | $109,189 | $102,231 |

## Borrowed Funds

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased, Treasury, Tax, and Loan option notes, and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, the bank pledges investment securities to secure such borrowings. The Company has repurchase agreements that reprice daily and longer term maturities. Treasury, Tax, and Loan option notes consist of short term borrowing of tax deposits from the federal government and are not a significant source of borrowing for the Company.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2008, 2007 and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Balance | Average Rate | Balance | Average Rate | Balance | Average Rate |
| Federal funds purchased and repurchase agreements | $38,510 | 1.30% | $30,033 | 3.39% | $34,728 | 4.42% |
| Other short-term borrowings | 1,064 | -% | 737 | 4.94% | 1,470 | 4.92% |
| FHLB term advances | 23,500 | 2.90% | 4,000 | 4.67% | 2,000 | 5.03% |
| Term repurchase agreements | 20,000 | 3.77% | 20,000 | 4.24% | - | -% |
| Total | $83,074 | 2.33% | $54,770 | 3.81% | $38,198 | 4.47% |

## Average Annual Borrowed Funds

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2008, 2007 and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| Federal funds purchased and repurchase agreements | $40,340 | 2.11% | $46,447 | 4.28% | $34,692 | 4.24% |
| Other short-term borrowings | 689 | 1.89% | 967 | 5.86% | 1,029 | 5.73% |
| FHLB term advances | 17,735 | 3.34% | 2,414 | 4.97% | 667 | 5.03% |
| Term repurchase agreements | 20,000 | 3.69% | 7,219 | 4.42% | - | -% |
| Total | $78,764 | 2.79% | $57,047 | 4.35% | $36,388 | 4.30% |
| Maximum Amount Outstanding during the year | | | | | | |
| Federal funds purchased and repurchase agreements | $48,699 | | $58,457 | | $44,928 | |
| Other short-term borrowings | $1,351 | | $1,684 | | $2,415 | |
| FHLB term advances | $23,500 | | $4,000 | | $2,000 | |
| Term repurchase agreements | $20,000 | | $24,000 | | $ - | |

### Off-Balance-Sheet Arrangements

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit that assist customers with their credit needs to conduct business. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2008, the most likely impact of these financial instruments on revenues, expenses, or cash flows of the Company would come from unidentified credit risk causing higher provision expense for loan losses in future periods. These financial instruments are not expected to have a significant impact on the liquidity or capital resources of the Company. For additional information, see footnote 10 of the "Notes to Consolidated Statements" and the "Liquidity and Capital Resources" section of this discussion.

### Contractual Obligations

The following table sets forth the balance of contractual obligations by maturity period as of December 31, 2008 (in thousands).

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Deposits | $664,795 | $581,400 | $72,509 | $10,886 | $ - |
| Federal funds purchased and securities sold under agreements to repurchase | 38,510 | 38,510 | - | - | - |
| Other short-term borrowings | 1,064 | 1,064 | - | - | - |
| Long-term borrowings | 43,500 | 8,500 | 2,500 | 8,000 | 24,500 |
| Operating lease obligation | 42 | 21 | 21 | - | - |
| Purchase obligations | 880 | 758 | 122 | - | - |
| **Total** | $748,791 | $630,253 | $75,152 | $18,886 | $24,500 |

Purchase obligations include data processing and Internet banking services contracts that include termination provisions that would accelerate all future payments in the event the Company changed service providers prior to the contracts' expirations.

## ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2008, totaled $452,880,000 as compared to $463,651,000 as of December 31, 2007, a decrease of 2%. Net loans comprise 53% of total assets as of the end of 2008. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's non-performing assets have increased from their historically low levels and total $20,500,000 as of December 31, 2008. The Company's level of problem assets as a percentage of assets of 2.33% as December 31, 2008, are slightly higher than the average for FDIC insured institutions as of December 31, 2008, of 1.88%. Though non-performing assets have increased, management believes that the allowance for loan losses remains adequate based on its analysis of the non-performing assets and the portfolio as a whole.

### Non-performing Assets

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2008.

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(dollars in thousands)* | | | | | |
| Non-performing assets: | | | | | |
| Nonaccrual loans | $6,339 | $3,249 | $291 | $606 | $1,896 |
| Loans 90 days or more past due | 469 | 1,300 | 758 | 83 | 80 |
| Total loans | 6,808 | 4,549 | 1,049 | 689 | 1,976 |
| Securities available-for-sale | 358 | - | - | - | - |
| Other real estate owned | 13,334 | 2,846 | 2,808 | 1,742 | 772 |
| Total non-performing assets | $20,500 | $7,395 | $3,857 | $2,431 | $2,748 |

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

At December 31, 2008 and 2007, the Company had non-performing loans of approximately $6,808,000 and $4,549,000, respectively. The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2007 and 2008. This deterioration has contributed to the Company's increased level of non-performing assets. During the year ended December 31, 2008, the Company foreclosed on two real estate properties (other real estate owned) totaling $10,500,000 in the Des Moines market. The Company has impaired loans totaling $3.3 million with seven Des Moines development companies with specific reserves totaling $139,000. The Company has additional credit relationships with real estate developers in the Des Moines area that presently have collateral values that are believed to be sufficient to cover loan balances. However, the loans may become impaired in the future if economic conditions do not improve or become worse. As of December 31, 2008, the Company has a limited number of such credits and is actively engaged with the customers to minimize credit risks.

Impaired loans totaled $6,510,000 as of December 31, 2008, and were $1,025,000 higher than the impaired loans as of December 31, 2007. The Company considers impaired loans to generally include the non-performing loans (consisting of non accrual loans and loans past due 90 days or more and still accruing) and also considers other loans that may or may not meet the former nonperforming criteria but are considered to meet the definition of impaired.

The allowance for loan losses related to these impaired loans was approximately $257,000 and $247,000 at December 31, 2008 and 2007, respectively. The average balances of impaired loans for the years ended December 31, 2008 and 2007, were $7,848,000 and $2,486,000, respectively. For the years ended December 31, 2008, 2007 and 2006, interest income, which would have been recorded under the original terms of such loans, was approximately $478,000, $346,000 and $42,000, respectively, with $155,000, $180,000 and $1,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $469,000 and $1,300,000 at December 31, 2008 and 2007, respectively.

## Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or collateral are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination. Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

## Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(dollars in thousands)* | | | | | |
| Balance at beginning of period | $5,781 | $6,533 | $6,765 | $6,476 | $6,051 |
| Charge-offs: | | | | | |
| Real Estate | | | | | |
| Construction | 76 | 402 | - | - | - |
| 1-4 Family Residential | 89 | 1 | 6 | - | 19 |
| Commercial | 70 | 25 | - | 28 | 93 |
| Agricultural | - | - | - | - | - |
| Commercial | 77 | - | - | - | 3 |
| Agricultural | - | - | - | - | - |
| Consumer and other | 115 | 299 | 99 | 119 | 115 |
| Total Charge-Offs | 427 | 727 | 105 | 147 | 230 |
| Recoveries: | | | | | |
| Real Estate | | | | | |
| Construction | - | - | - | - | - |
| 1-4 Family Residential | 3 | 1 | 1 | - | - |
| Commercial | 1 | - | - | - | - |
| Agricultural | - | - | - | - | - |
| Commercial | 35 | 21 | 6 | 33 | 13 |
| Agricultural | - | - | - | - | - |
| Consumer and other | 73 | 47 | 49 | 72 | 163 |
| Total Recoveries | 112 | 69 | 56 | 105 | 176 |
| Net charge-offs | 315 | 658 | 49 | 42 | 54 |
| Additions (deductions) charged (credited) to operations | 1,313 | (94) | (183) | 331 | 479 |
| Balance at end of period | $6,779 | $5,781 | $6,533 | $6,765 | $6,476 |
| Average Loans Outstanding | $463,782 | $454,088 | $438,166 | $435,997 | $385,347 |
| Ratio of net charge-offs during the period to average loans outstanding | 0.07% | 0.14% | 0.01% | 0.01% | 0.01% |
| Ratio of allowance for loan losses to total loans net of deferred fees | 1.47% | 1.23% | 1.50% | 1.51% | 1.55% |

The allowance for loan losses increased to $6,779,000 at the end of 2008 in comparison to the allowance of $5,781,000 at year end 2007 as a result of provisions in 2008 in the amount of $1,313,000 offset by net charge offs of $315,000. The increase in the provision for loan losses was due primarily to an increase in factors related to weakening economic conditions and an increase in the level of risks associated with the construction and commercial real estate loan portfolios. The allowance for loan losses decreased to $5,781,000 at the end of 2007 in comparison to the allowance of $6,533,000 at year end 2006 as a result of net charge-offs of $658,000 in 2007 and a reduction in specific reserves for problem credits. A reduction in the specific reserve for a problem credit and declining loan demand allowed for a decrease in the required level of the allowance for loan losses calculated by the Banks for year end 2006 compared to 2005. The increase in the reserve levels in 2005 compared to 2004 can be attributed to the growth in the Company's commercial loan portfolio at First National and United Bank.

General reserves for loan categories normally range from 0.91% to 1.88% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth and as loan volume decreases, the general reserve levels decrease with that decline. The loan provisions recognized in 2008 were due primarily to weakening economic conditions and an increase in the level of risks associated with the construction and commercial real estate loan portfolios. The negative loan provisions in 2007 and 2006 were due primarily to declines in specific reserves for problem credits, in part, due to charge-off of problem credits. The allowance relating to commercial real estate, 1-4 family residential and commercial loans are the largest reserve components. Construction and commercial real estate loans have higher general reserve levels than 1-4 family and agricultural real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include a higher percentage of watch and problem loans, higher past due percentages, declining collateral values and less favorable economic conditions for those portfolios. As of December 31, 2008, commercial real estate loans have general reserves ranging from 1.19% to 1.56%. The level of non performing loans as of December 31, 2008, has increased since 2007 but remains at a manageable level.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2008, the specific reserve increased to $257,000 from $247,000, as the volume of problem credits increased in 2008.

For December 31, 2007, specific reserves decreased to $247,000 from the $1,477,000 reserved at year end 2006, in part, due to the charge-off of credits with specific reserves, an improved condition of certain credits and a change in the Company's method of determining specific reserves. The revised methodology resulted from implementing guidance provided by federal regulatory agencies as more fully described in this discussion under "Critical Accounting Policies." For December 31, 2006, specific reserves increased $534,000 or 2% compared to year end 2005 levels as the volume of problem credits increased in 2006. As of December 31, 2005, specific reserves increased $76,000 over 2004 as the level of watch credits increased. As of December 31, 2004, specific reserves decreased $431,000 or 24% over year end 2003 as the result of improved loan quality. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has historically had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include historical losses; watch, substandard and impaired loan volume; collecting past due loans; loan growth; loan to value ratios; loan administration; collateral values and economic factors. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that, in turn, is dependent on weather conditions and government programs. However, no assurances can be made that losses will remain at the relatively favorable levels experienced over the past five years.

## Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

| | 2008 | | 2007 | | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| *(dollars in thousands)* | **Amount** | **%*** | **Amount** | **%*** | **Amount** | **%*** | **Amount** | **%*** | **Amount** | **%*** |
| Balance at end of period applicable to: | | | | | | | | | | |
| Real Estate | | | | | | | | | | |
| Construction | $472 | 7.68% | $733 | 9.92% | $372 | 7.02% | $258 | 5.36% | $429 | 5.02% |
| 1-4 family residential | 1,001 | 20.88% | 1,061 | 22.31% | 1,231 | 23.77% | 1,127 | 22.80% | 1,021 | 23.31% |
| Commercial | 3,566 | 33.36% | 1,964 | 31.31% | 2,396 | 31.92% | 2,534 | 34.39% | 2,676 | 38.25% |
| Agricultural | 395 | 7.30% | 407 | 7.17% | 428 | 7.13% | 421 | 6.84% | 486 | 6.55% |
| Commercial | 683 | 16.67% | 943 | 16.74% | 983 | 16.92% | 1,158 | 15.96% | 809 | 13.66% |
| Agricultural | 469 | 8.77% | 466 | 7.69% | 499 | 7.67% | 511 | 7.20% | 360 | 7.33% |
| Consumer and other | 193 | 5.34% | 207 | 4.85% | 276 | 5.57% | 390 | 7.45% | 302 | 5.87% |
| Unallocated | - | | - | | 348 | | 366 | | 393 | |
| | $6,779 | 100% | $5,781 | 100% | $6,533 | 100% | $6,765 | 100% | $6,476 | 100% |

*Percent of loans in each category to total loans.

## LIQUIDITY AND CAPITAL RESOURCES

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2008, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the following topics:

- Review of the Company's Current Liquidity Sources
- Review of the Consolidated Statements of Cash Flows
- Review of Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs
- Capital Resources

### Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2008, 2007 and 2006 totaled $51,631,000, $32,179,000 and $31,154,000, respectively. The higher balance of liquid assets as of December 31, 2008, relates to a higher level of federal funds sold and interest bearing deposits in financial institutions.

Other sources of liquidity available to the Banks include total borrowing capacity with the Federal Home Loan Bank of Des Moines, Iowa of $51,462,000 and federal funds borrowing capacity at correspondent banks of $99,164,000. As of December 31, 2008, the Company had outstanding FHLB advances of $23,500,000, Treasury Tax and Loan option notes of $1,064,000, and securities sold under agreement to repurchase daily and term of $38,510,000 and $20,000,000, respectively.

Total investments as of December 31, 2008, were $313,014,000 compared to $339,942,000 as of year end 2007. As of December 31, 2008 and 2007, the investment portfolio as a percentage of total assets was 36% and 39%, respectively. This provides the Company with a significant amount of liquidity since all investments are classified as available-for-sale as of December 31, 2008 and 2007, and have pretax net unrealized gains (losses) of ($239,000) and $2,999,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

### Review of the Consolidated Statements of Cash Flows

Operating cash flows for December 31, 2008, 2007 and 2006 totaled $12,788,000, $10,764,000 and $11,055,000, respectively. The increase in operating cash flows in 2008 as compared to 2007 was primarily due to the other-than-temporary impairment in investment securities, offset in part by a decrease in net income, an increase in deferred income taxes and securities gains. The decrease in operating cash flows in 2007 compared to 2006 included a smaller increase of accrued expenses.

Net cash used in investing activities for December 31, 2008, 2007 and 2006 was ($6,714,000), ($17,576,000) and ($15,751,000), respectively. The decrease in net cash used in investing activities in 2008 was primarily due to a smaller increase in loans and proceeds from sales and matured investments exceeding investment purchases, offset in part by increases in federal funds sold and interest bearing deposits. The net cash used in investing activities in 2007 was primarily utilized to fund increased loan demand while maturing and sold investments exceeded investment purchases for the year.

Net cash provided by (used in) financing activities for December 31, 2008, 2007 and 2006 totaled ($7,421,000), $16,346,000 and $3,113,000, respectively. The change in net cash (used in) financing activities in 2008 was due primarily to the decrease in deposits, offset in part by the increase in federal funds purchased and securities sold under agreements to repurchase. In 2007, other borrowings were the primary source of funds, while in 2006; deposit growth was the primary source of cash flows. As of December 31, 2008, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.

## Review of Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2008, dividends from the Banks amounted to $8,864,000 compared to $8,849,000 in 2007. The dividend in 2009 to the shareholders of the Company has been reduced due to the ongoing negative developments in the national and local economies and the uncertainty of the timing and magnitude of improvement. Dividend levels in 2009 paid to the Company by the Banks will be less than in 2008. First National, which paid dividends in 2008 in the amount of $5,184,000, cannot pay dividends to the Company without approval of the Office of the Comptroller of the Currency (the "OCC") and First National does not plan to seek such approval in 2009, thus reducing substantially the dividends from the Banks to the Company. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National and United Bank, as national banks, generally may pay dividends, without obtaining the express approval of the Office of the Comptroller of the Currency ("OCC"), in an amount up to their retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consists of net income less dividends declared during the period. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $11,141,000 that were available at December 31, 2008, to provide additional liquidity to the Banks.

## Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $68,633,000 as of December 31, 2008, compared to a total of $96,753,000 at the end of 2007. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2008. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. Except for the potential effect on the Company's level of dividends, there are no known trends in liquidity and cash flow needs as of December 31, 2008, that is a concern to management.

## Capital Resources

The Company's total stockholders' equity decreased to $103,837,000 at December 31, 2008, from $110,021,000 at December 31, 2007. At December 31, 2008 and 2007, stockholders' equity as a percentage of total assets was 12.1% and 12.8%, respectively. Total equity decreased primarily due to depreciation and impairment in the Company's investment portfolio and dividends paid in excess of net income. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2008.

## INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as pre-payment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of making loans and taking deposits. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2008 changed when compared to 2007.

Based on a simulation modeling analysis performed as of December 31, 2008, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

## NET INTEREST INCOME AT RISK

**Estimated Change in Net Interest Income for Year Ending December 31, 2008**

| *(dollars in thousands)* | $ Change | % Change |
|---|---|---|
| +200 Basis Points | $(2,017) | -6.57% |
| +100 Basis Points | (925) | -3.01% |
| -100 Basis Points | (547) | -1.78% |
| -200 Basis Points | (1,746) | -5.69% |

As shown above, at December 31, 2008, the estimated effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 6.6% or approximately $2,017,000 in 2008. In the increasing interest rate environment, the assets are repricing slower than the liabilities, thus a decrease in net interest income. The estimated effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by 5.7% or approximately $1,746,000 in 2008. In a decreasing interest rate environment, a portion of the liabilities are not repricing downward due to their already historically low rates, thus a decrease in net interest income. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15% in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

### Contractual Maturity or Repricing

The following table sets forth the estimated maturity or re-pricing, and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2008. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.

| *(dollars in thousands)* | Less than three months | Three months to one year | One to five years | Over five years | Cumulative Total |
|---|---|---|---|---|---|
| Interest-earning assets | | | | | |
| Interest-bearing deposits with banks | $1,971 | $2,860 | $5,570 | $ - | $10,401 |
| Federal funds sold | 16,533 | - | - | - | 16,533 |
| Investments (1) | 11,970 | 17,306 | 141,118 | 142,621 | 313,015 |
| Loans | 94,922 | 69,817 | 266,656 | 28,337 | 459,732 |
| Loans held for sale | 1,152 | - | - | - | 1,152 |
| Total interest-earning assets | $126,548 | $89,983 | $413,344 | $170,958 | $800,833 |
| Interest-bearing liabilities | | | | | |
| Interest-bearing demand deposits | $165,422 | $ - | $ - | $ - | $165,422 |
| Money market and savings deposits | 153,771 | - | - | - | 153,771 |
| Time certificates < $100,000 | 32,388 | 72,592 | 59,412 | - | 164,392 |
| Time certificates > $100,000 | 18,808 | 38,589 | 23,982 | - | 81,379 |
| Other borrowed funds (2) | 44,074 | 4,000 | 10,500 | 24,500 | 83,074 |
| Total interest-bearing liabilities | $414,463 | $115,181 | $93,894 | $24,500 | $648,038 |
| Interest sensitivity gap | $(287,915) | $(25,198) | $319,450 | $146,458 | $152,795 |
| Cumulative interest sensitivity gap | $(287,915) | $(313,113) | $6,337 | $152,795 | $152,795 |
| Cumulative interest sensitivity gap as a percent of total assets | -33.55% | -36.49% | 0.74% | 17.81% | |

(1) Investments with maturities over 5 years include the market value of equity securities of $11,280.

(2) Includes $23.5 million of advances from the FHLB. Of these advances, $11.0 million are term advances and $12.5 million are callable. The term advances have been categorized based upon their maturity date. The $12.5 million of callable advances were also categorized based upon maturity because of the interest rates on such advances are near or above current market rates. Includes $20.0 million of term repurchase agreements, all of which are callable. There were categorized based upon maturity because the interest rates on such advances are near or above current market rates.

As of December 31, 2008, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were a negative 33% and 36%, respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

## INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases and in oral and written statements made by or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "projected," "continue," "remain," "will," "should," "may," and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statement. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional and national economic conditions and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, but not limited to, the allowance for loan losses and fair value of other real estate owned. Of particular relevance are the economic conditions in the concentrated geographic area in central Iowa in which the Banks conduct their operations.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in the fair value of securities available-for-sale and management's assessments of other-than-temporarily impairment of such securities.
- The effects of and changes in trade and monetary and fiscal policies and laws, including changes in assessment rates established by the Federal Deposit Insurance Corporation for its Deposit Insurance Fund, the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board, the Federal Deposit Insurance Corporation's Temporary Liquidity Guaranty Program and U.S. Treasury's Capital Purchase Program and Troubled Asset Repurchase Program authorized by the Emergency Economic Stabilization Act of 2008.
- Changes in sources and uses of funds, including loans, deposits and borrowings, including the ability of the Banks to maintain unsecured federal funds lines with correspondent banks.
- Changes imposed by regulatory agencies to increase capital to a level greater than the level required for well-capitalized financial institutions.
- Inflation and interest rate, securities market and monetary fluctuations.
- Political instability, acts of war or terrorism and natural disasters.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by customers.
- Revenues being lower than expected.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of our borrowers.
- Credit quality deterioration, which could cause an increase in the provision for loan losses.
- Technological changes.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial or bank holding companies and other financial service providers.
- The effect of changes in laws and regulations with which the Company and the Banks must comply.
- Changes in the securities markets.

- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

- The costs and effects of legal and regulatory developments, including the resolution of regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

- Our success at managing the risks involved in the foregoing items.

Certain of the foregoing risks and uncertainties are discussed in greater detail under the heading "Risk Factors."

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

The following performance graph provides information regarding cumulative, five-year total return on an indexed basis of the Company's Common Stock as compared with the NASDAQ Composite Index, the SNL Midwest OTC Bulletin Board Bank Index ("Midwest OTC Bank Index") and the SNL NASDAQ Bank Index prepared by SNL Financial L.C. of Charlottesville, Virginia. The Midwest OTC Bank Index reflects the performance of 144 bank holding companies operating principally in the Midwest as selected by SNL Financial. The SNL NASDAQ Bank Index is comprised of 344 bank and bank holding companies listed on the NASDAQ market throughout the United States. The indexes assume the investment of $100 on December 31, 2003 in the Common Stock, the NASDAQ Composite Index, Midwest OTC Bank Index and the NASDAQ Bank Index with all dividends reinvested. The Company's stock price performance shown in the following graph is not indicative of future stock price performance.


Total Return Performance
180
160
140
120
100
80
60
Ames National Corporation
NASDAQ Composite
SNL NASDAQ Bank
Midwest OTC Bank Index
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

**PERIOD ENDING**

| Index | 12/31/03 | 12/31/04 | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 |
|---|---|---|---|---|---|---|
| Ames National Corporation | 100.00 | 143.31 | 141.45 | 120.92 | 118.20 | 169.50 |
| NASDAQ Composite | 100.00 | 108.59 | 110.08 | 120.56 | 132.39 | 78.72 |
| SNL NASDAQ Bank | 100.00 | 114.61 | 111.12 | 124.75 | 97.94 | 71.13 |
| Midwest OTC Bank Index | 100.00 | 119.15 | 124.05 | 130.64 | 127.52 | 95.04 |

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ames National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Ames National Corporation's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ames National Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we determined that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of December 31, 2008, has been audited by Clifton Gunderson LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Thomas H. Pohlman, President
(Principal Executive Officer)

John P. Nelson, Vice President
(Principal Financial Officer)

Clifton Gunderson LLP
Certified Public Accountants & Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2009, expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
February 23, 2009

Clifton Gunderson LLP
Certified Public Accountants & Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible for maintaining effective internal control over the financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ames National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based upon criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 23, 2009, expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
February 23, 2009

## CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

| ASSETS | 2008 | 2007 |
|---|---|---|
| Cash and due from banks | $24,697,591 | $26,044,577 |
| Federal funds sold | 16,533,000 | 5,500,000 |
| Interest-bearing deposits in financial institutions | 10,400,761 | 634,613 |
| Securities available-for-sale | 313,014,375 | 339,942,064 |
| Loans receivable, net | 452,880,348 | 463,651,000 |
| Loans held for sale | 1,152,020 | 344,970 |
| Bank premises and equipment, net | 12,570,302 | 13,446,865 |
| Accrued income receivable | 6,650,287 | 8,022,900 |
| Deferred income taxes | 5,838,044 | 929,326 |
| Other real estate owned | 13,333,565 | 2,845,938 |
| Other assets | 1,070,588 | 228,895 |
| **Total assets** | $858,140,881 | $861,591,148 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| LIABILITIES | | |
| Deposits | | |
| Demand, noninterest bearing | $99,830,687 | $80,638,995 |
| NOW accounts | 165,422,333 | 160,672,326 |
| Savings and money market | 153,771,034 | 162,291,544 |
| Time, $100,000 and over | 81,378,796 | 109,189,660 |
| Other time | 164,391,860 | 177,326,270 |
| **Total deposits** | 664,794,710 | 690,118,795 |
| Securities sold under agreements to repurchase | 38,509,559 | 30,033,321 |
| Other short-term borrowings | 1,063,806 | 737,420 |
| Long-term borrowings | 43,500,000 | 24,000,000 |
| Dividend payable | 2,641,216 | 2,545,987 |
| Accrued expenses and other liabilities | 3,794,140 | 4,135,102 |
| **Total liabilities** | 754,303,431 | 751,570,625 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $2 par value, authorized 18,000,000 shares; 9,432,915 and 9,429,580 shares issued and outstanding as of December 31, 2008 and 2007, respectively | 18,865,830 | 18,859,160 |
| Additional paid-in capital | 22,651,222 | 22,588,691 |
| Retained earnings | 62,471,081 | 66,683,016 |
| Accumulated other comprehensive income (loss)-net unrealized gain (loss) on securities available-for-sale | (150,683) | 1,889,656 |
| **Total stockholders' equity** | 103,837,450 | 110,020,523 |
| **Total liabilities and stockholders' equity** | $858,140,881 | $861,591,148 |

*See Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008, 2007 and 2006

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Loans, including fees | $29,458,407 | $31,629,493 | $29,593,896 |
| Securities: | | | |
| Taxable | 9,876,452 | 9,304,036 | 8,830,356 |
| Tax-exempt | 4,946,022 | 4,828,248 | 4,226,941 |
| Federal funds sold | 171,078 | 232,723 | 224,882 |
| Dividends | 1,062,208 | 1,567,578 | 1,419,617 |
| | 45,514,167 | 47,562,078 | 44,295,692 |
| Interest expense: | | | |
| Deposits | 14,207,734 | 21,055,100 | 19,742,379 |
| Other borrowed funds | 2,193,958 | 2,482,030 | 1,563,149 |
| | 16,401,692 | 23,537,130 | 21,305,528 |
| **Net interest income** | 29,112,475 | 24,024,948 | 22,990,164 |
| Provision (credit) for loan losses | 1,312,785 | (94,100) | (182,686) |
| **Net interest income after provision (credit) for loan losses** | 27,799,690 | 24,119,048 | 23,172,850 |
| Noninterest income: | | | |
| Trust department income | 1,597,096 | 2,014,277 | 1,462,734 |
| Service fees | 1,791,713 | 1,855,964 | 1,840,699 |
| Securities gains, net | 3,515,323 | 1,466,697 | 1,333,136 |
| Other-than-temporary impairment of investment securities | (12,054,387) | - | (198,000) |
| Gain on sales of loans held for sale | 834,129 | 743,009 | 564,819 |
| Merchant and ATM fees | 616,802 | 553,644 | 645,517 |
| Gain on sale or foreclosure of real estate | 66,219 | - | 482,203 |
| Other | 624,679 | 574,759 | 542,924 |
| **Total noninterest income (loss)** | (3,008,426) | 7,208,350 | 6,674,032 |
| Noninterest expense: | | | |
| Salaries and employee benefits | 10,572,597 | 10,041,947 | 9,408,293 |
| Data processing | 2,246,473 | 2,239,595 | 2,185,478 |
| Occupancy expenses | 1,587,076 | 1,292,424 | 1,159,750 |
| Other operating expenses | 3,188,108 | 3,202,281 | 2,750,341 |
| **Total noninterest expense** | 17,594,254 | 16,776,247 | 15,503,862 |
| **Income before income taxes** | 7,197,010 | 14,551,151 | 14,343,020 |
| Provision for income taxes | 845,014 | 3,542,049 | 3,399,403 |
| **Net income** | $6,351,996 | $11,009,102 | $10,943,617 |
| Basic earnings per share | $0.67 | $1.17 | $1.16 |

*See Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2008, 2007 and 2006

| | Comprehensive Income | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2005** | | $18,838,542 | $22,383,375 | $64,713,530 | $3,291,854 | $109,227,301 |
| Comprehensive income: | | | | | | |
| Net income | $10,943,617 | - | - | 10,943,617 | - | 10,943,617 |
| Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax | 2,425,901 | - | - | - | 2,425,901 | 2,425,901 |
| **Total comprehensive income** | $13,369,518 | | | | | |
| Cash dividends declared, $1.04 per share | | - | - | (9,800,520) | - | (9,800,520) |
| Sale of 5,742 shares of common stock | | 11,484 | 115,529 | - | - | 127,013 |
| **Balance, December 31, 2006** | | 18,850,026 | 22,498,904 | 65,856,627 | 5,717,755 | 112,923,312 |
| Comprehensive income: | | | | | | |
| Net income | $11,009,102 | - | - | 11,009,102 | - | 11,009,102 |
| Other comprehensive income, unrealized losses on securities, net of reclassification adjustment, net of tax benefit | (3,828,099) | - | - | - | (3,828,099) | (3,828,099) |
| **Total comprehensive income** | $7,181,003 | | | | | |
| Cash dividends declared, $1.08 per share | | - | - | (10,182,713) | - | (10,182,713) |
| Sale of 4,567 shares of common stock | | 9,134 | 89,787 | - | - | 98,921 |
| **Balance, December 31, 2007** | | 18,859,160 | 22,588,691 | 66,683,016 | 1,889,656 | 110,020,523 |
| Comprehensive income: | | | | | | |
| Net income | $6,351,996 | - | - | 6,351,996 | - | 6,351,996 |
| Other comprehensive income, unrealized losses on securities, net of reclassification adjustment, net of tax benefit | (2,040,339) | - | - | - | (2,040,339) | (2,040,339) |
| **Total comprehensive income** | $4,311,657 | | | | | |
| Cash dividends declared, $1.12 per share | | - | - | (10,563,931) | - | (10,563,931) |
| Sale of 3,335 shares of common stock | | 6,670 | 62,531 | - | - | 69,201 |
| **Balance, December 31, 2008** | | $18,865,830 | $22,651,222 | $62,471,081 | $(150,683) | $103,837,450 |

*See Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008, 2007 and 2006

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | $6,351,996 | $11,009,102 | $10,943,617 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision (credit) for loan losses | 1,312,785 | (94,100) | (182,686) |
| Amortization and accretion | (184,998) | (244,069) | 131,704 |
| Depreciation | 1,096,653 | 1,086,400 | 973,257 |
| Provision for deferred taxes | (3,710,424) | 130,978 | 107,200 |
| Securities gains, net | (3,515,323) | (1,466,697) | (1,333,136) |
| Other-than-temporary impairment of investment securities | 12,054,387 | - | 198,000 |
| Change in assets and liabilities: | | | |
| Decrease (increase) in loans held for sale | (807,050) | 181,029 | 455,281 |
| Decrease (increase) in accrued income receivable | 1,372,613 | (151,535) | (1,237,570) |
| Increase in other assets | (841,693) | (85,743) | (798,438) |
| Increase (decrease) in accrued expenses and other liabilities | (340,962) | 398,363 | 1,798,232 |
| **Net cash provided by operating activities** | 12,787,984 | 10,763,728 | 11,055,461 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Purchase of securities available-for-sale | (140,744,441) | (88,955,529) | (69,015,999) |
| Proceeds from sale of securities available-for-sale | 59,489,208 | 23,445,749 | 6,013,192 |
| Proceeds from maturities and calls of securities available-for-sale | 96,590,223 | 75,773,995 | 46,795,165 |
| Net decrease (increase) in interest bearing deposits in financial institutions | (9,766,148) | 909,693 | 4,439,236 |
| Net decrease (increase) in federal funds sold | (11,033,000) | 7,600,000 | (12,800,000) |
| Net decrease (increase) in loans | (1,677,154) | (34,434,359) | 11,377,830 |
| Net proceeds for the sale of other real estate owned | 1,024,933 | - | - |
| Purchase of bank premises and equipment, net | (220,090) | (1,915,524) | (2,560,158) |
| Improvements in other real estate owned | (377,539) | - | - |
| **Net cash used in investing activities** | (6,714,008) | (17,575,975) | (15,750,734) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Increase (decrease) in deposits | (25,324,085) | 9,762,322 | 12,014,138 |
| Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase | 8,476,238 | (4,694,576) | 67,914 |
| Proceeds from other short-term borrowings, net | 326,386 | 1,267,304 | 608,986 |
| Proceeds from long-term borrowings | 21,500,000 | 20,000,000 | - |
| Payments on long-term borrowings | (2,000,000) | - | - |
| Dividends paid | (10,468,702) | (10,087,229) | (9,704,835) |
| Proceeds from issuance of stock | 69,201 | 98,921 | 127,013 |
| **Net cash provided by (used in) financing activities** | (7,420,962) | 16,346,742 | 3,113,216 |
| **Net increase (decrease) in cash and cash equivalents** | (1,346,986) | 9,534,495 | (1,582,057) |
| CASH AND DUE FROM BANKS | | | |
| Beginning | 26,044,577 | 16,510,082 | 18,092,139 |
| Ending | $24,697,591 | $26,044,577 | $16,510,082 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | |
| Cash payments for: | | | |
| Interest | $17,225,985 | $23,456,721 | $21,064,363 |
| Income taxes | 5,430,551 | 3,691,664 | 3,461,781 |
| SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES, | | | |
| Transfer of loans to other real estate owned | $11,135,022 | $62,590 | $1,306,469 |

*See Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Polk, and Marshall Counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of other real estate owned and the assessment of other than temporary impairment for certain financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short-term borrowings with maturities of 90 days or less. At December 31, 2008, the Company and its Banks had approximately $16,995,000 on deposit at various financial institutions, some of which are in excess of federally insured limits. In the opinion of management, the Company does not believe these balances carry a significant risk of loss but cannot provide absolute assurance that no losses would occur if these institutions were to become insolvent.

Securities available-for-sale: The Company classifies all securities as available for sale. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses reported as other comprehensive income or loss and as a separate component of stockholders' equity, net of tax.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operation at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in income as earned.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions, the underlying collateral value securing the loans and other adverse situations that may affect the borrower's ability to repay. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

The allowance consists primarily of specific and general components. The specific component relates to loans that are classified either as doubtful, substandard or special mention and meet the definition of impaired. For impaired loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers the remaining loans and is based on historical loss experience adjusted for qualitative factors, including internal factors such as remaining classified loan volume, delinquency trends of the loan portfolios and loan growth. External environmental factors considered include the current state of the overall collateral values and other economic factors as identified.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile loans. Commercial and agricultural loans and mortgage loans secured by other properties are evaluated individually for impairment when analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Other real estate owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50 percent or less.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). The adoption and application of FIN 48 was not significant to the 2008 and 2007 consolidated financial statements. The Company has adopted the policy of classifying interest and penalties as income tax expense.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Financial instruments with off-balance-sheet risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 10.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Loans held for sale: The fair value of loans held for sale is based on prevailing market prices.

Loans receivable: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate fair value because of the generally short-term nature of the instruments.

Other short-term borrowings: The carrying amounts of other short-term borrowings approximate fair value because of the generally short-term nature of the instruments.

Long-term borrowings: Fair values of long-term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair Value measurements: On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements

On October 10, 2008, the FASB issued Staff Position No. 157-3, which clarifies the application of SFAS No. 157, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management's judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. In weighing a broker quote as an input to a fair value measurement, an entity should place less reliance on quotes that do not reflect the result of market transactions. Further, the nature of the quote (for example, whether the quote is an indicative price or a binding offer) should be considered when weighing the available evidence. The FSP was effective immediately and did not have a material impact on the Company's financial results or fair value determinations.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2008, 2007 and 2006, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2008, 2007 and 2006.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Basic earning per share computation: | | | |
| Net income | $6,351,996 | $11,009,102 | $10,943,617 |
| Weighted average common shares outstanding | 9,431,393 | 9,427,503 | 9,422,402 |
| **Basic EPS** | $0.67 | $1.17 | $1.16 |

Reclassifications: Certain reclassifications have been made to the prior consolidated financial statements to conform to the current period presentation. These reclassifications had no effect on stockholders' equity and net income for the prior periods.

New Accounting Pronouncement: The following new accounting pronouncement may affect future financial reporting by the Company:

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments are accounted for under SFAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's position, results of operations, and cash flows. This Statement is effective for the Company beginning on January 1, 2009. The Company does not expect the adoption of this Statement to have a material impact on its financial position or results of operations as the Company has limited derivative instrument activity.

## NOTE 2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $2,945,000 and $2,665,000 at December 31, 2008 and 2007, respectively.

## NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available for sale and their approximate fair values are summarized below:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| 2008: | | | | |
| U.S. treasury | $498,102 | $47,445 | $ - | $545,547 |
| U.S. government agencies | 48,195,482 | 1,537,009 | (37,748) | 49,694,743 |
| U.S. government mortgage-backed securities | 66,421,362 | 1,116,775 | (22,258) | 67,515,879 |
| State and political subdivisions | 127,826,526 | 1,592,343 | (677,869) | 128,741,000 |
| Corporate bonds | 58,003,206 | 224,679 | (2,990,315) | 55,237,570 |
| Equity securities | 12,308,876 | 205,593 | (1,234,833) | 11,279,636 |
| | $313,253,554 | $4,723,844 | $(4,963,023) | $313,014,375 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| 2007: | | | | |
| U.S. treasury | $497,277 | $26,883 | $ - | $524,160 |
| U.S. government agencies | 94,500,440 | 1,207,999 | (111,206) | 95,597,233 |
| U.S. government mortgage-backed securities | 27,064,931 | 27,833 | (215,392) | 26,877,372 |
| State and political subdivisions | 132,698,746 | 963,002 | (379,397) | 133,282,351 |
| Corporate bonds | 65,455,863 | 527,546 | (1,030,111) | 64,953,298 |
| Equity securities | 16,725,353 | 3,326,847 | (1,344,550) | 18,707,650 |
| | $336,942,610 | $6,080,110 | $(3,080,656) | $339,942,064 |

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2008, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $29,024,152 | $29,276,236 |
| Due after one year through five years | 139,774,377 | 141,117,397 |
| Due after five years through ten years | 112,218,463 | 111,398,083 |
| Due after ten years | 19,927,686 | 19,943,023 |
| | 300,944,678 | 301,734,739 |
| Equity securities | 12,308,876 | 11,279,636 |
| | $313,253,554 | $313,014,375 |

At December 31, 2008 and 2007, securities with a carrying value of approximately $154,642,000 and $148,125,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. Securities sold under agreements to repurchase are held by the Company's safekeeping agent.

For the years ended December 31, 2008, 2007, and 2006, proceeds from sales of available-for-sale securities amounted to $59,489,208, $23,445,749, and $6,013,192, respectively. Gross realized gains and gross realized losses on sales of available-for-sale securities were $4,732,750 and $1,217,427, respectively, in 2008, $4,369,185 and $2,902,488, respectively, in 2007, and $1,333,136 with no losses, respectively, in 2006. The tax provision applicable to the net realized gains and losses amounted to approximately $1,376,000, $587,000, and $454,000, respectively. Other-than-temporary impairments recognized as a component of income were $12,054,387 in 2008, none in 2007, and $198,000 in 2006. Impairment for 2008 primarily related to charges of $8,451,000 related to Federal National Mortgage Association and Federal Home Loan Mortgage corporation preferred stock and $3,603,000 related to three corporate bonds.

The components of other comprehensive income (loss) - net unrealized gains (losses) on securities available-for-sale for the years ended December 31, 2008, 2007, and 2006, were as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Unrealized holding gains (losses) arising during the period | $(11,777,697) | $(4,609,651) | $4,985,773 |
| Reclassification adjustment for net losses (gains) realized in net income | 8,539,064 | (1,466,697) | (1,135,136) |
| **Net unrealized gains (losses) before tax effect** | (3,238,633) | (6,076,348) | 3,850,637 |
| Tax effect | 1,198,294 | 2,248,249 | (1,424,736) |
| **Other comprehensive income Net unrealized gains (losses) on securities** | $(2,040,339) | $(3,828,099) | $2,425,901 |

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007 are summarized as follows:

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| 2008: | | | | | | |
| Securities available for sale: | | | | | | |
| U.S. government agencies | $1,801,958 | $(17,068) | $629,993 | $(20,680) | $2,431,951 | $(37,748) |
| U.S. government mortgage-backed securities | 5,012,003 | (18,645) | 100,052 | (3,613) | 5,112,055 | (22,258) |
| State and political State and political subsidivisions | 29,377,281 | (594,462) | 1,482,034 | (83,407) | 30,859,315 | (677,869) |
| Corporate obligations | 30,284,263 | (1,810,579) | 10,092,995 | (1,179,736) | 40,377,258 | (2,990,315) |
| Equity securities | 5,060,837 | (1,234,833) | - | - | 5,060,837 | (1,234,833) |
| | $71,536,342 | $(3,675,587) | $12,305,074 | $(1,287,436) | $83,841,416 | $(4,963,023) |

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| 2007: | | | | | | |
| Securities available for sale: | | | | | | |
| U.S. government agencies | $2,497,127 | $(2,873) | $22,807,372 | $(108,334) | $25,304,499 | $(111,207) |
| U.S. government mortgage-backed securities | 12,696,160 | (71,106) | 8,706,270 | (144,286) | 21,402,430 | (215,392) |
| State and political subsidivisions | 14,067,294 | (84,174) | 26,526,618 | (295,222) | 40,593,912 | (379,396) |
| Corporate obligations | 21,577,269 | (786,802) | 14,392,174 | (243,309) | 35,969,443 | (1,030,111) |
| Equity securities | 6,336,950 | (1,344,550) | - | - | 6,336,950 | (1,344,550) |
| | $57,174,800 | $(2,289,505) | $72,432,434 | $(791,151) | $129,607,234 | $(3,080,656) |

At December 31, 2008, 23 debt securities have unrealized losses of $3,728,190. These unrealized losses are generally due to changes in interest rates or general market conditions. In analyzing an issuers' financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Unrealized losses on equity securities totaled $1,234,833 as of December 31, 2008. Management analyzed the financial condition of the equity issuers and considered the general market conditions and other factors in concluding that the unrealized losses on equity securities were not other than temporary. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values and management's assessments will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

## NOTE 4. LOANS RECEIVABLE

The composition of loans receivable is as follows:

| | 2008 | 2007 |
|---|---|---|
| Commercial and agricultural | $116,976,463 | $114,748,926 |
| Real estate – mortgage | 282,901,692 | 285,468,860 |
| Real estate – construction | 35,325,692 | 46,568,105 |
| Consumer | 9,049,309 | 9,472,218 |
| Other | 15,478,724 | 13,310,271 |
| | 459,731,880 | 469,568,380 |
| Less: | | |
| Allowance for loan losses | (6,779,215) | (5,780,678) |
| Deferred loan fees | (72,317) | (136,702) |
| | $452,880,348 | $463,651,000 |

Changes in the allowance for loan losses are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance, beginning | $5,780,678 | $6,532,617 | $6,765,356 |
| Provision (credit) for loan losses | 1,312,785 | (94,100) | (182,686) |
| Recoveries of loans charged-off | 112,440 | 68,803 | 55,055 |
| Loans charged-off | (426,688) | (726,642) | (105,108) |
| Balance, ending | $6,779,215 | $5,780,678 | $6,532,617 |

Loans are made in the normal course of business to certain directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility. Loan transactions with related parties were as follows:

| | 2008 | 2007 |
|---|---|---|
| Balance, beginning of year | $14,065,125 | $22,100,213 |
| New loans | 25,425,856 | 20,355,673 |
| Repayments | (27,991,382) | (18,259,135) |
| Change in status | 2,691,770 | (10,131,626) |
| Balance, end of year | $14,191,369 | $14,065,125 |

At December 31, 2008 and 2007, the Company had impaired loans of approximately $6,510,000 and $5,485,000, respectively. The allowance for loan losses related to these impaired loans was approximately $257,000 and $247,000 at December 31, 2008 and 2007, respectively. The average balances of impaired loans for the years ended December 31, 2008, 2007, and 2006 were $7,848,000, $2,486,000, and $1,729,000 respectively. For the years ended December 31, 2008, 2007, and 2006, interest income, which would have been recorded under the original terms of such loans, was approximately $478,000, $346,000, and $42,000, respectively, with $155,000, $180,000, and $1,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $340,000 and $1,300,000 at December 31, 2008 and 2007, respectively. There are no other potential problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2008, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

## NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

| | 2008 | 2007 |
|---|---|---|
| Land | $2,426,383 | $2,426,383 |
| Buildings and improvements | 14,545,054 | 14,534,553 |
| Furniture and equipment | 7,179,512 | 7,029,181 |
| | 24,150,949 | 23,990,117 |
| Less accumulated depreciation | 11,580,647 | 10,543,252 |
| | $12,570,302 | $13,446,865 |

## NOTE 6. DEPOSITS

At December 31, 2008, the maturities of time deposits are as follows:

| | |
|---|---|
| 2009 | $162,375,867 |
| 2010 | 57,864,090 |
| 2011 | 14,644,645 |
| 2012 | 6,376,578 |
| 2013 | 4,509,476 |
| | $245,770,656 |

Interest expense on deposits is summarized as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| NOW accounts | $897,544 | $2,050,655 | $2,362,608 |
| Savings and money market | 2,759,380 | 5,683,264 | 5,886,737 |
| Time, $100,000 and over | 3,948,039 | 5,325,045 | 4,421,595 |
| Other time | 6,602,771 | 7,996,136 | 7,071,439 |
| | $14,207,734 | $21,055,100 | $19,742,379 |

Deposits from related parties held by the Company at December 31, 2008 and 2007 amounted to approximately $11,000,000 and $12,000,000, respectively.

## NOTE 7. BORROWINGS

Federal funds purchased are unsecured and mature daily. Securities sold under repurchase agreements are short-term and are secured by investments. Short-term borrowings as of December 31, 2008 and 2007 consisted of Treasury, Tax and Loan option notes secured by investment securities.

At December 31, 2008, long-term borrowings consisted of the following:

| | Amount | Weighted Average Interest Rate | Features |
|---|---|---|---|
| FHLB advances maturing in: | | | |
| 2009 | $8,500,000 | 2.39% | |
| 2010 | 1,500,000 | 4.57% | |
| 2011 | 1,000,000 | 5.04% | |
| 2013 | 1,000,000 | 2.17% | Callable in March, 2011 |
| After | 11,500,000 | 2.94% | Includes $4,500,000 callable in February, 2011; $7,000,000 callable in March, 2011 |
| Total FHLB advances | $23,500,000 | 2.90% | |
| Term repurchase agreements maturing in: | | | |
| 2012 | 7,000,000 | 4.15% | Callable in 2009 |
| 2018 | 13,000,000 | 3.56% | Callable in 2009 |
| Total term repurchase agreements | $20,000,000 | 3.77% | |
| Total long-term borrowings | $43,500,000 | 3.30% | |

Borrowed funds at December 31, 2007 included borrowings from the FHLB and term repurchase agreements of $24,000,000. Such borrowings carried a weighted-average interest rate of 4.31% with maturities ranging from 2009 through 2012.

Term repurchase agreements are securities sold under agreement to repurchase, have maturity dates greater than one year, and can be called by the issuing financial institution on a quarterly basis.

FHLB borrowings are collateralized by certain 1-4 family residential real estate loans and the short-term and term repurchase agreements are collateralized with U.S. government agencies and mortgage-backed securities with a fair value of $62,136,000 at December 31, 2008. The Banks had available borrowings with the Federal Home Loan Bank of Des Moines, Iowa of $27,962,000 at December 31, 2008.

## NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan with the objective of encouraging equity interests by officers, employees, and directors of the Company and its subsidiaries to provide additional incentive to improve banking performance and retain qualified individuals. The purchase price of the shares is the fair market value of the stock based upon current market trading activity. The terms of the plan provide for the issuance of up to 42,000 shares of common stock per year for a ten-year period commencing in 1999 and continuing through 2008.

The Company has a qualified 401(k) profit-sharing plan. The Company matches employee contributions up to a maximum of 2% of qualified compensation and also contributes an amount equal to 5% of the participating employee's compensation. In addition, contributions can be made on a discretionary basis by the Company on behalf of the employees. For the years ended December 31, 2008, 2007 and 2006, Company contributions to the plan were approximately $611,000, $613,000, and $579,000, respectively. The plan covers substantially all employees.

## NOTE 9. INCOME TAXES

The components of income tax expense are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Federal: | | | |
| Current | $3,839,793 | $2,726,253 | $2,633,706 |
| Deferred | (3,370,787) | 111,616 | 90,186 |
| | 469,006 | 2,837,869 | 2,723,892 |
| State: | | | |
| Current | 715,645 | 684,818 | 658,497 |
| Deferred | (339,637) | 19,362 | 17,014 |
| | 376,008 | 704,180 | 675,511 |
| Income tax expense | $845,014 | $3,542,049 | $3,399,403 |

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Income taxes at 35% federal tax rate | $2,518,955 | $5,092,903 | $5,020,058 |
| Increase (decrease) resulting from: | | | |
| Tax-exempt interest and dividends | (1,984,052) | (1,942,031) | (1,797,533) |
| State taxes, net of federal tax benefit | 520,100 | 435,391 | 437,893 |
| Other | (209,989) | (44,214) | (261,015) |
| Total income tax expense | $845,014 | $3,542,049 | $3,399,403 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are as follows:

| | 2008 | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $2,030,390 | $1,639,108 |
| Net unrealized losses on securities available for sale | 88,495 | - |
| Other than temporary impairment | 3,605,328 | - |
| Other items | 637,610 | 770,441 |
| | 6,361,823 | 2,409,549 |
| Deferred tax liabilities: | | |
| Net unrealized gains on securities available for sale | - | (1,109,799) |
| Other | (523,779) | (370,424) |
| | (523,779) | (1,480,223) |
| Net deferred tax assets | $5,838,044 | $929,326 |

At December 31, 2008, income taxes currently receivable of approximately $689,000 is included in other assets and at December 31, 2007, income taxes currently payable of approximately $186,000 is included in accrued expenses and other liabilities.

The Company and its subsidiaries file one income tax return in the U.S. federal jurisdiction and separate individual tax returns for the state of Iowa. The Company is no longer subject to U.S. federal income and state tax examinations for years before 2004.

The Company adopted the provisions of FASB FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Management has determined that the Company has no material uncertain tax positions that would require recognition under FIN 48. The Company had no significant unrecognized tax benefits as of December 31, 2008 that, if recognized, would affect the effective tax rate. The Company had recorded no accrued interest or penalties as of or for the years ended December 31, 2008 and 2007. The Company had no positions for which it deemed that it is reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months as of December 31, 2008 and 2007.

## NOTE 10. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

| | 2008 | 2007 |
|---|---|---|
| Commitments to extend credit | $68,633,000 | $96,753,000 |
| Standby letters of credit | 1,887,000 | 1,021,000 |
| | $70,520,000 | $97,774,000 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer.

At December 31, 2008 and 2007, the Banks have established liabilities totaling $248,000 and $233,000, respectively to cover estimated credit losses for off-balance-sheet loan commitments and standby letters of credit.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

## NOTE 11. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Regulators also have the ability to impose higher limits than those specified by capital adequacy guidelines if they so deem necessary.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2008 and 2007, are also presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2008: | | | | | | |
| Total capital (to risk-weighted assets): | | | | | | |
| Consolidated | $110,419 | 16.8% | $52,513 | 8.0% | N/A | N/A |
| Boone Bank & Trust | 12,930 | 16.8 | 6,152 | 8.0 | $7,690 | 10.0% |
| First National Bank | 41,202 | 12.4 | 26,670 | 8.0 | 33,337 | 10.0 |
| Randall-Story State Bank | 8,734 | 14.0 | 4,984 | 8.0 | 6,230 | 10.0 |
| State Bank & Trust | 13,121 | 13.4 | 7,812 | 8.0 | 9,764 | 10.0 |
| United Bank & Trust | 8,797 | 14.0 | 5,017 | 8.0 | 6,271 | 10.0 |
| Tier 1 capital ( to risk-weighted assets): | | | | | | |
| Consolidated | $103,340 | 15.7% | $26,257 | 4.0% | N/A | N/A |
| Boone Bank & Trust | 12,108 | 15.8 | 3,076 | 4.0 | $4,614 | 6.0% |
| First National Bank | 37,861 | 11.4 | 13,335 | 4.0 | 20,002 | 6.0 |
| Randall-Story State Bank | 8,090 | 13.0 | 2,492 | 4.0 | 3,738 | 6.0 |
| State Bank & Trust | 12,229 | 12.5 | 3,906 | 4.0 | 5,859 | 6.0 |
| United Bank & Trust | 8,609 | 13.7 | 2,509 | 4.0 | 3,763 | 6.0 |
| Tier 1 capital ( to average-weighted assets): | | | | | | |
| Consolidated | $103,340 | 12.3% | $33,647 | 4.0% | N/A | N/A |
| Boone Bank & Trust | 12,108 | 11.9 | 4,065 | 4.0 | $5,081 | 5.0% |
| First National Bank | 37,861 | 8.9 | 17,044 | 4.0 | 21,305 | 5.0 |
| Randall-Story State Bank | 8,090 | 10.9 | 2,975 | 4.0 | 3,719 | 5.0 |
| State Bank & Trust | 12,229 | 10.3 | 4,768 | 4.0 | 5,960 | 5.0 |
| United Bank & Trust | 8,609 | 8.7 | 3,940 | 4.0 | 4,925 | 5.0 |

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2007: | | | | | | |
| Total capital (to risk-weighted assets): | | | | | | |
| Consolidated | $113,020 | 18.6% | $48,618 | 8.0% | N/A | N/A |
| Boone Bank & Trust | 13,222 | 17.0 | 6,234 | 8.0 | $7,792 | 10.0% |
| First National Bank | 43,796 | 14.2 | 24,601 | 8.0 | 30,751 | 10.0 |
| Randall-Story State Bank | 8,680 | 14.5 | 4,795 | 8.0 | 5,994 | 10.0 |
| State Bank & Trust | 12,552 | 14.6 | 6,865 | 8.0 | 8,581 | 10.0 |
| United Bank & Trust | 9,474 | 13.7 | 5,547 | 8.0 | 6,933 | 10.0 |
| Tier 1 capital ( to risk-weighted assets): | | | | | | |
| Consolidated | $107,239 | 17.6% | $24,309 | 4.0% | N/A | N/A |
| Boone Bank & Trust | 12,383 | 15.9 | 3,117 | 4.0 | $4,675 | 6.0% |
| First National Bank | 41,006 | 13.3 | 12,300 | 4.0 | 18,450 | 6.0 |
| Randall-Story State Bank | 8,058 | 13.4 | 2,398 | 4.0 | 3,596 | 6.0 |
| State Bank & Trust | 11,690 | 13.6 | 3,432 | 4.0 | 5,149 | 6.0 |
| United Bank & Trust | 8,606 | 12.4 | 2,773 | 4.0 | 4,160 | 6.0 |
| Tier 1 capital ( to average-weighted assets): | | | | | | |
| Consolidated | $107,239 | 12.6% | $33,963 | 4.0% | N/A | N/A |
| Boone Bank & Trust | 12,383 | 12.6 | 3,945 | 4.0 | $4,931 | 5.0% |
| First National Bank | 41,006 | 9.3 | 17,668 | 4.0 | 22,085 | 5.0 |
| Randall-Story State Bank | 8,058 | 11.3 | 2,861 | 4.0 | 3,576 | 5.0 |
| State Bank & Trust | 11,690 | 10.6 | 4,425 | 4.0 | 5,531 | 5.0 |
| United Bank & Trust | 8,606 | 8.1 | 4,275 | 4.0 | 5,343 | 5.0 |

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks' to the Company. Currently, First National Bank may not pay dividends to the Company without prior regulatory approval. Dividends paid by each Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Except for the potential effect on the Company's level of dividends, management believes that these restrictions currently do not have a significant impact on the Company.

## NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) were as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | $24,697,591 | $24,698,000 | $26,044,577 | $26,045,000 |
| Federal funds sold | 16,533,000 | 16,533,000 | 5,500,000 | 5,500,000 |
| Interest-bearing deposits | 10,400,761 | 10,401,000 | 634,613 | 635,000 |
| Securities available-for-sale | 313,014,375 | 313,014,000 | 339,942,064 | 339,942,000 |
| Loans receivable, net | 452,880,348 | 448,238,000 | 463,651,000 | 460,401,000 |
| Loans held for sale | 1,152,020 | 1,152,000 | 344,970 | 345,000 |
| Accrued income receivable | 6,650,287 | 6,650,000 | 8,022,900 | 8,023,000 |
| Financial liabilities: | | | | |
| Deposits | $664,794,710 | $668,424,000 | $690,118,795 | $691,523,000 |
| Securities sold under agreement to repurchase | 38,509,559 | 38,510,000 | 30,033,321 | 30,033,000 |
| Other short-term borrowings | 1,063,806 | 1,064,000 | 737,420 | 737,000 |
| Long-term borrowings | 43,500,000 | 46,286,000 | 24,000,000 | 24,529,000 |
| Accrued interest payable | 1,578,301 | 1,578,000 | 2,402,594 | 2,403,000 |

## NOTE 13. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, which requires disclosures for those assets and liabilities carried in the balance sheet on a fair value basis. The FASB has deferred the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and liabilities which are recognized at fair value on a nonrecurring basis. For the Company, this deferral applies to other real estate owned. The Company's balance sheet contains securities available for sale and certain impaired loans at fair value.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31, 2008:

| Description | Total | Quoted Prices in Active markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets Measured at Fair Value on a Recurring Basis | | | | |
| Securities available-for-sale | $313,014,000 | $8,445,000 | $304,569,000 | $ - |

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include U.S. government agency securities, mortgage-backed securities (including pools and collateralized mortgage obligations), municipal bonds, and corporate debt securities.

Certain assets are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance sheet (after specific reserves) by caption and by level with the SFAS No. 157 valuation hierarchy as of December 31, 2008:

| Description | Total | Quoted Prices in Active markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets Measured at Fair Value on a Recurring Basis | | | | |
| Loans | $6,253,000 | $ - | $ - | $6,253,000 |

Loans in the table above consist of impaired credits held for investment. Impaired loans are valued by management based on collateral values underlying the loans. Management uses original appraised values and adjusts for trends observed in the market.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 were effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 on January 1, 2008, did not have a significant impact on the Company's financial statements.

## NOTE 14. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2008 and 2007, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2008, is as follows:

**CONDENSED BALANCE SHEETS**
**December 31, 2008 and 2007**

| | 2008 | 2007 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $1,347 | $78,323 |
| Interest-bearing deposits in banks | 101,977 | 9,987,887 |
| Securities available-for-sale | 11,038,946 | 20,357,493 |
| Investment in bank subsidiaries | 79,329,618 | 82,359,583 |
| Loans receivable, net | 18,619,318 | 200,000 |
| Premises and equipment, net | 645,109 | 696,812 |
| Accrued income receivable | 179,411 | 209,179 |
| Deferred income taxes | 690,860 | - |
| Other assets | 243,661 | 67,126 |
| **Total assets** | $110,850,247 | $113,956,403 |
| LIABILITIES | | |
| Other borrowed funds | $4,160,000 | $ - |
| Dividends payable | 2,641,216 | 2,545,987 |
| Deferred income taxes | - | 1,046,720 |
| Accrued expenses and other liabilities | 211,581 | 343,173 |
| **Total liabilities** | 7,012,797 | 3,935,880 |
| STOCKHOLDERS' EQUITY | | |
| Common stock | 18,865,830 | 18,859,160 |
| Additional paid-in capital | 22,651,222 | 22,588,691 |
| Retained earnings | 62,471,081 | 66,683,016 |
| Accumulated other comprehensive income (loss) | (150,683) | 1,889,656 |
| **Total stockholders' equity** | 103,837,450 | 110,020,523 |
| **Total liabilities and stockholders' equity** | $110,850,247 | $113,956,403 |

**CONDENSED STATEMENTS OF INCOME**
**Years Ended December 31, 2008, 2007 and 2006**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Operating income: | | | |
| Equity in net income of bank subsidiaries | $5,125,234 | $9,897,030 | $9,728,640 |
| Interest | 759,461 | 600,495 | 690,704 |
| Dividends | 673,506 | 1,045,125 | 919,039 |
| Rents | 88,624 | 84,058 | 81,306 |
| Securities gains, net | 3,171,215 | 1,459,228 | 1,333,136 |
| Other-than-temporary impairment of investment securities | (903,600) | - | - |
| | 8,914,440 | 13,085,936 | 12,752,825 |
| Provision (credit) for loan losses | 327,558 | (16,000) | - |
| **Operating income after provision (credit) for loan losses** | 8,586,882 | 13,101,936 | 12,752,825 |
| Operating expenses | 1,934,886 | 1,942,834 | 1,609,208 |
| **Income before income taxes** | 6,651,996 | 11,159,102 | 11,143,617 |
| Income tax expense | 300,000 | 150,000 | 200,000 |
| **Net income** | $6,351,996 | $11,009,102 | $10,943,617 |

## CONDENSED STATEMENTS OF CASH FLOWS
**Years Ended December 31, 2008, 2007 and 2006**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net income | $6,351,996 | $11,009,102 | $10,943,617 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 54,970 | 61,462 | 65,498 |
| Provision (credit) for loan losses | 327,558 | (16,000) | - |
| Amortization and accretion, net | (18,734) | (22,618) | (18,575) |
| Provision for deferred taxes | (123,005) | (42,065) | (22,320) |
| Securities gains, net | (3,171,215) | (1,459,228) | (1,333,136) |
| Other-than-temporary impairment of investment securities | 903,600 | - | - |
| Equity in net income of bank subsidiaries | (5,125,234) | (9,897,030) | (9,728,640) |
| Dividends received from bank subsidiaries | 8,864,000 | 8,849,000 | 8,734,000 |
| Decrease (increase) in accrued income receivable | 29,768 | 38,323 | (9,614) |
| Decrease (increase) in other assets | (176,535) | (57,126) | 225,584 |
| Decrease in accrued expense payable and other liabilities | (131,592) | (100,003) | (206,319) |
| **Net cash provided by operating activities** | 7,785,577 | 8,363,817 | 8,650,095 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Purchase of securities available-for-sale | (9,303,034) | (5,887,840) | (7,130,088) |
| Proceeds from sale of securities available-for-sale | 13,159,215 | 14,436,995 | 4,629,061 |
| Proceeds from maturities and calls of securities available-for-sale | 3,385,000 | 2,500,000 | 2,335,000 |
| Decrease (increase) in interest bearing deposits in banks | 9,885,910 | (9,688,233) | 1,316,834 |
| Decrease (increase) in loans | (18,746,876) | 1,063,000 | - |
| Purchase of bank premises and equipment | (3,267) | (6,282) | (36,059) |
| Investment in bank subsidiaries | - | (750,000) | (160,000) |
| **Net cash provided by (used in) investing activities** | (1,623,052) | 1,667,640 | 954,748 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from other borrowings, net | 4,160,000 | - | - |
| Dividends paid | (10,468,702) | (10,087,229) | (9,704,835) |
| Proceeds from issuance of stock | 69,201 | 98,921 | 127,013 |
| **Net cash used in financing activities** | (6,239,501) | (9,988,308) | (9,577,822) |
| **Net increase (decrease) in cash and cash equivalents** | (76,976) | 43,149 | 27,021 |
| CASH AND DUE FROM BANKS | | | |
| Beginning | 78,323 | 35,174 | 8,153 |
| Ending | $1,347 | $78,323 | $35,174 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | |
| Cash payments for income taxes | 793,080 | 321,045 | 110,996 |

## NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | 2008 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Total interest income | $12,014,263 | $11,537,705 | $11,181,060 | $10,781,139 |
| Total interest expense | 5,023,193 | 4,181,050 | 3,847,132 | 3,350,317 |
| Net interest income | 6,991,070 | 7,356,655 | 7,333,928 | 7,430,822 |
| Provision for loan losses | 109,699 | 818,995 | 73,514 | 310,577 |
| Net income | 2,900,628 | 1,867,201 | 6,906 | 1,577,261 |
| Basic and diluted earnings per common share | 0.31 | 0.20 | - | 0.17 |

| | 2007 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Total interest income | $11,525,367 | $11,910,093 | $12,003,252 | $12,123,366 |
| Total interest expense | 5,817,365 | 6,006,434 | 6,022,049 | 5,691,282 |
| Net interest income | 5,708,002 | 5,903,659 | 5,981,203 | 6,432,084 |
| Provision (credit) for loan losses | 9,728 | 143,877 | (264,131) | 16,426 |
| Net income | 2,521,014 | 2,827,431 | 2,938,539 | 2,722,118 |
| Basic and diluted earnings per common share | 0.27 | 0.30 | 0.31 | 0.29 |

# Shareholder Information

## Company Contact Information

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email info@amesnational.com
Website www.amesnational.com

## Independent Auditors

Clifton Gunderson LLP
West Des Moines, Iowa

## Counsel

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
Des Moines, Iowa

## Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 29, 2009, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at the Reiman Gardens, 1407 University Boulevard, Ames, Iowa.

## Market Makers

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

UBS AG
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

## Stock Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
(800) 757-5755 • Fax: (312) 427-2879
www.illinoisstocktransfer.com

## Form 10-K and Other Information

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.